Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

MAST THERAPEUTICS, INC.,

VICTORIA MERGER CORP.,

AND

SAVARA INC.,

Dated as of January 6, 2017

Table of Contents

Page

Article 1 THE MERGER		2
1.1	The Merger	2
1.2	Closing; Effective Time	2
1.3	Effect of the Merger	2
1.4	Certificate of Incorporation; Bylaws; Reverse Split; Parent Name Change	2
1.5	Directors and Officers of the Surviving Corporation and Parent	3
1.6	Conversion of Company Securities	3
1.7	Dissenting Shares	4
1.8	Exchange Of Certificates	5
1.9	Stock Transfer Books	6
1.10	Calculation of Net Cash	6
1.11	No Further Rights	7
1.12	Tax Consequences	7
1.13	Additional Actions	7
Article 2 REPRESENTATIONS AND WARRANTIES OF COMPANY		8
2.1	Organization and Qualification; Charter Documents	8
2.2	Capital Structure	8
2.3	Authority; Non-Contravention; Approvals	9
2.4	Anti-Takeover Statutes Not Applicable	10
2.5	Company Financial Statements; No Undisclosed Liabilities	10
2.6	Absence Of Certain Changes Or Events	11
2.7	Taxes	11
2.8	Intellectual Property	13
2.9	Compliance with Legal Requirements	14
2.10	Legal Proceedings; Orders	16
2.11	Brokers’ And Finders’ Fees	16
2.12	Employee Benefit Plans	16
2.13	Title to Assets; Real Property	19
2.14	Environmental Matters	19
2.15	Labor Matters	20
2.16	Company Contracts	20
2.17	Books And Records	22
2.18	Insurance	22
2.19	Government Contracts	22
2.20	Interested Party Transactions	22
2.21	Disclosure; Company Information	22
Article 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		23
3.1	Organization and Qualification	23
3.2	Capital Structure	23
3.3	Authority; Non-Contravention; Approvals	24
3.4	Anti-Takeover Statutes Not Applicable	25
3.5	SEC Filings; Parent Financial Statements; No Undisclosed Liabilities	25
3.6	Absence Of Certain Changes Or Events	26
3.7	Taxes	27
3.8	Intellectual Property	28
3.9	Compliance with Legal Requirements	29
3.10	Legal Proceedings; Orders	29
3.11	Brokers’ And Finders’ Fees	30
3.12	Employee Benefit Plans	30

i

3.13	Title to Assets; Real Property	32
3.14	Parent Contracts	33
3.15	Insurance	34
3.16	Interested Party Transactions	35
3.17	Disclosure	35
3.18	Opinion of Financial Advisor	35
3.19	Shell Company Status	35
3.20	Valid Issuance	35
3.21	Disclosure; Parent Information	35
Article 4 CONDUCT OF BUSINESS PENDING THE MERGER		35
4.1	Conduct of Company Business	35
4.2	Conduct of Parent Business	37
Article 5 ADDITIONAL AGREEMENTS		39
5.1	Registration Statement; Proxy Statement/Prospectus/Information Statement	39
5.2	Company Stockholder Written Consent	40
5.3	Parent Stockholders’ Meeting	41
5.4	Access to Information; Confidentiality	43
5.5	Regulatory Approvals and Related Matters	43
5.6	Director Indemnification and Insurance	44
5.7	Notification of Certain Matters	44
5.8	Stockholder Litigation	45
5.9	Public Announcements	45
5.10	Conveyance Taxes	45
5.11	Board of Directors and Officers of Parent	45
5.12	Non-Solicitation by Company	45
5.13	Non-Solicitation by Parent	47
5.14	Section 16 Matters	48
5.15	Parent Amended and Restated Charter	48
5.16	Termination of Company Stockholder and Other Related Agreements	48
5.17	Company Options; Restricted Shares	48
5.18	Company Warrants	49
5.19	Parent Warrants	49
5.20	Allocation Certificate	50
5.21	Employee Benefit Matters	50
5.22	Company and Parent Disclosure Schedules	50
5.23	Post-Closing Financing; Refinancing	50
5.24	Tax Matters	51
5.25	Hercules Debt	51
5.26	Obligations of Merger Sub	51
5.27	Reverse Split	51
5.28	Lock-up Agreements	51
5.29	Listing	51
5.30	Parent Vote	52
5.31	Duke University	52
Article 6 CONDITIONS TO THE MERGER		52
6.1	Conditions To Obligation Of Each Party To Effect The Merger	52
6.2	Additional Conditions to Obligations of Parent	52
6.3	Additional Conditions to Obligations Of Company	53
Article 7 TERMINATION		54
7.1	Termination	54

7.2	Effect Of Termination	55
7.3	Expenses; Termination Fees	55

Article 8 GENERAL PROVISIONS		57
8.1	Notices	57
8.2	Amendment	58
8.3	Headings	58
8.4	Severability	58
8.5	Entire Agreement	59
8.6	Successors and Assigns	59
8.7	Parties In Interest	59
8.8	Waiver	59
8.9	Remedies Cumulative; Specific Performance	59
8.10	Governing Law; Venue; Waiver of Jury Trial	59
8.11	Counterparts and Exchanges by Electronic Transmission or Facsimile	60
8.12	Attorney Fees	60
8.13	Cooperation	60
8.14	Non-Survival of Representations, Warranties	60
8.15	Construction	60

Exhibits

Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Voting Agreement
Exhibit B-2	Form of Parent Voting Agreement
Exhibit C-1	Form of Certificate of Merger
Exhibit C-2	Form of Certificate of Incorporation
Exhibit D	Parent Amended and Restated Charter
Exhibit E	Form of FIRPTA Notice
Exhibit F	Form of Lock-Up Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of January 6, 2017 (this “Agreement”), by and among MAST THERAPEUTICS, INC. a Delaware corporation (“Parent”), VICTORIA MERGER CORP., a Delaware corporation (“Merger Sub”) and SAVARA INC., a Delaware corporation (“Company”).  Parent, Merger Sub and Company are each a “Party” and referred to collectively herein as the “Parties.”  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS:

WHEREAS, this Agreement contemplates a merger of the Merger Sub with and into Company, with Company remaining as the surviving entity after the merger (the “Merger”), whereby the Company Stockholders will receive Parent Common Stock in exchange for their Company Capital Stock;

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, pursuant to the terms and conditions of this Agreement, the holders of the outstanding equity of Company immediately prior to the Effective Time will own approximately 75.9% of the outstanding equity of Parent immediately following the Effective Time and the holders of the outstanding equity of Parent immediately prior to the Merger will own approximately 24.1% of the outstanding equity of Parent immediately following the Effective Time, subject to adjustment as provided herein;

WHEREAS, the board of directors of Parent (i) has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement, the change of control of Parent, and the other actions contemplated by this Agreement,  (iii) has approved the Amended and Restated Charter and Reverse Split; and (iv) has determined to recommend that the stockholders of Parent vote to approve the Parent Stockholder Approval Matters, the Reverse Split and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith (the “Transactions”) and has deemed this Agreement advisable and (iii) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Matters;

WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories is entering into a voting agreement, in favor of Company, in substantially the form of Exhibit B-1 attached hereto (the “Company Voting Agreements”), and each of the Parent Voting Agreement Signatories is entering into a voting agreement, in favor of Parent, in substantially the form of Exhibit B-2 attached hereto (individually, the “Parent Voting Agreements” and collectively, the “Voting Agreement”) under which the Voting Agreement Signatories will agree, with respect to a portion of the shares of Company Capital Stock or Parent Capital Stock, as applicable, held thereby, to vote as stockholders in favor of the Required Company Stockholder Vote Matters or Parent Stockholder Matters, as applicable, pursuant to the terms and conditions of the Voting Agreements, as applicable; and

WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F attached hereto (the “Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time;

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article 1

THE MERGER

1.1The Merger.  Subject to and upon the terms and conditions of this Agreement and Delaware General Corporation Law (“Delaware Law”), Merger Sub will be merged with and into Company at the Effective Time.  From and after the Effective Time, the separate corporate existence of Merger Sub will cease, and Company will continue as the surviving corporation.  Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2Closing; Effective Time.  Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Section 7.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article 6 of this Agreement, the consummation of the Merger (the “Closing”) will take place at the offices of DLA Piper LLP, 4365 Executive Drive, Suite 1100, San Diego, CA 92121, at 10:00 a.m. on a date to be specified by the Parties which, subject to the terms of Section 1.10, will be no later than three Business Days after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Parent and Company may mutually agree in writing.  The date on which the Closing actually takes place is referred to as the “Closing Date”.  On the Closing Date, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in substantially the form of Exhibit C-1 attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law.  The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.3Effect of the Merger.  At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.4Certificate of Incorporation; Bylaws; Reverse Split; Parent Name Change.  Unless otherwise determined by Parent and Company:

(a)the certificate of incorporation of Company will be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit C-2 hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation;

(b)the bylaws of Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving

Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws; and

(c)immediately prior to the Effective Time, Parent will amend its certificate of incorporation and take all other actions necessary to (i) cause its name to be changed to   Savara Inc. or such other name as the Company directs in writing no later than three (3) Business Days prior to the Closing, (ii) effect the Reverse Split to the extent applicable, and (iii) make such other changes as are mutually agreeable to Parent and Company in substantially the formed attached hereto as Exhibit D (the “Parent Amended and Restated Charter”).

1.5Directors and Officers of the Surviving Corporation and Parent.  Unless otherwise determined by Parent and Company, the parties will take all action such that:

(a)unless otherwise determined by the Company prior to the Effective Time, the directors of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed;

(b)unless otherwise determined by the Company prior to the Effective Time, the officers of Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed; and

(c)the directors and officers of Parent immediately following the Effective Time shall be elected and appointed in accordance with Section 5.11.

1.6Conversion of Company Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company, any stockholder of the Company or any other Person:

(a)Conversion of Company Capital Stock.  Each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time (excluding any shares to be canceled pursuant to Section 1.6(b) or Section 1.6(c) and any Dissenting Shares to be treated in accordance with Section 1.7) will be converted into and represent the right to receive a number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”) equal to the Exchange Ratio (subject to adjustment pursuant to Section 1.10) plus cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor (the “Merger Consideration”).

(b)Merger Sub Common Stock.  Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(c)Cancellation.  Each share of Company Capital Stock held in the treasury of Company and each share of Company Capital Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(d)Company Options.  Each Company Option under the Company Option Plan that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.17.  Prior to the Closing Date, and subject to the review and approval of Parent, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements and all such Company Options, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Options.  In addition, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Options setting forth such holders’ rights pursuant to this Agreement.

(e)Company Warrants.

(i)Each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.18.

(ii)Prior to the Closing Date, and subject to the review and approval of Parent, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(e) under applicable Legal Requirements and all Company Warrants, including delivering all notices required thereby, and if required, entering into termination agreements with holders of such Company Warrants.  In addition, if required by any applicable Company Warrant, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to the holders of such Company Warrants setting forth such holders’ rights pursuant to this Agreement.

(f)Adjustments to Exchange Ratio.  The Exchange Ratio and the price paid for fractional shares pursuant to Section 1.6(g) below will be adjusted pursuant to Section 1.10, as well as appropriately adjusted to reflect fully the effect of any stock split, reverse split (including the Reverse Split contemplated by this Agreement), stock dividend (including any dividend or  distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock or issuance of Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time. For the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing.

(g)Fractional Shares.  No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued.  Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder.  Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Company Stock Certificate(s), be paid in cash the dollar amount (rounded down to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Parent Common Stock as quoted on the NYSE MKT or, if Parent Common Stock is not listed on the NYSE MKT, as quoted on the applicable over-the-counter market for the ten (10) consecutive trading days ending with the second to last trading day immediately preceding the Effective Time (as adjusted pursuant to Section 1.6(f) above).

(h)Restrictions.  If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock, subject to Section 5.17,  will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Parent Common Stock may accordingly be marked with appropriate legends.  Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.7Dissenting Shares.  For purposes of this Agreement, “Dissenting Shares” mean any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with Delaware Law and has not effectively withdrawn or forfeited such demand for appraisal.  Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law.  If after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the

Effective Time into the right to receive the merger consideration set forth in Section 1.6(a) hereof (if any).  Company will give Parent prompt notice of any demands received by Company for appraisal of shares of Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by Company. The Company shall control all negotiations and proceedings with respect to such demands, provided that (i) the Company shall keep Parent reasonably apprised of all material events, circumstance or changes with respect to any such demand following the making thereof and (ii) the Company will not, except with prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Legal Requirements.

1.8Exchange Of Certificates.

(a)Exchange Agent.  On or prior to the Closing Date, Parent will select American Stock Transfer & Trust Company, LLC, Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”).  As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent (i) non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(g).  The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions on which Parent and the Company may mutually agree (and which will include a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a).  Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(g)), and (B) the Company Stock Certificate so surrendered will be canceled.  Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock).  If any Company Stock Certificate will have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c)Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)Transfers of Ownership.  If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of the shares of Parent

Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)Unclaimed Portion of the Exchange Fund.

(i)Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(ii)Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(f)Withholding Rights.  Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement.  To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9Stock Transfer Books.  At the Effective Time:  (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and all holders of Company Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Capital Stock will be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.8.

1.10Calculation of Net Cash.

(a)For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing, as agreed upon by Parent and Company at least ten (10) calendar days prior to the Parent Stockholders’ Meeting (the “Anticipated Closing Date”).  No later than the Determination Date, Parent shall deliver to Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Net Cash as of the Anticipated Closing Date (using an estimate of each component thereof as of such date, and to the extent any such component is based on a number computed pursuant to GAAP, as determined in a manner substantially consistent with the manner in which such component was determined for Parent’s most recent SEC filings) (the “Net Cash Calculation”) prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Parent). Parent shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested in writing by Company, available to Company and, if requested in writing by Company, its accountants and counsel at reasonable times and upon reasonable notice.

(b)Within three (3) Business Days after Parent delivers the Net Cash Schedule (the “Response Date”), Company shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c)If on or prior to the Response Date, (i) Company notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) Company fails to deliver a Dispute Notice as provided in Section 1.10(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed, subject to the terms of Section 1.10(f), to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d)If Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e)If Representatives of Parent and Company are unable to negotiate an agreed-upon determination of Net Cash at the Anticipated Closing Date pursuant to Section 1.10(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and Company may mutually agree upon), then Parent and Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of accepting its selection. Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.10(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount.

(f)Following the final determination of Net Cash as of the Anticipated Closing Date in accordance with this Section 1.10 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a redetermination of Net Cash if the Closing Date is more than fifteen (15) Business Days after the Anticipated Closing Date (including as a result of the engagement of the Accounting Firm), in which event the procedures set forth in this Section 1.10 shall once again apply and the parties shall select a new Anticipated Closing Date.

1.11No Further Rights.  The Merger Consideration delivered upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

1.12Tax Consequences.  For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code.  The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) of the Treasury Regulations, and intend to report consistently with the foregoing, including by filing the statement required by Section 1.368-3(a) of the Treasury Regulations.

1.13Additional Actions.  If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of

Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

Article 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Article 2 is subject to:  (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).

2.1Organization and Qualification; Charter Documents.

(a)Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization.  Neither Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule.  None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b)Each of the Acquired Companies is a corporation, limited liability company or similar entity duly organized, validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation, formation or other establishment, as applicable, and has all necessary corporate power and authority:  (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)Each of the Acquired Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)Company has made available to Parent accurate and complete copies of:  (a) the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto; (b) the stock records of each Acquired Company; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of each Acquired Company, the board of directors of each Acquired Company and all committees of the board of directors of each Acquired Company.  The books of account, stock records, minute books and other records of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

2.2Capital Structure.

(a)The authorized capital stock of Company consists of (i) 27,000,000 shares of Company Common Stock, par value $0.001 per share, of which 5,396,883 shares are issued and outstanding as of the date of this Agreement and (ii) 15,799,906 shares of Company Preferred Stock, par value $0.001 per share, (A) 1,799,906 shares are designated as Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (B) 6,000,000 shares of which are designated as Series B Preferred Stock, of which 5,675,387 shares are issued and outstanding as of the date of this Agreement and (C) 8,000,000 shares of which are designated as Series C Preferred Stock, of which 4,452,582 shares are issued and outstanding as of the date of this Agreement.  No shares of capital stock are held in Company’s treasury as of the date of this Agreement.  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements.

(b)As of the date of this Agreement, (i) 4,156,316 shares of Company Common Stock are reserved for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 1,972,665 shares of Company Common Stock and 2,183,651 shares or options to purchase shares of Company Common Stock remain available for grant or issuance and (ii) Company had reserved 289,966 shares of Series B Preferred Stock and 125,885 shares of Series C Preferred Stock were reserved for issuance to holders of Company Warrants upon their exercise.  All shares of Company Common Stock or Company Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.  Part 2.2(b) of the Company Disclosure Schedule lists each holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder, each outstanding Company Option and Company Warrant, the name of the holder of such Company Option or Company Warrant, the number of shares subject to such Company Option or Company Warrant, the exercise price of such Company Option or Company Warrant, the vesting schedule of such Company Option or Company Warrant and whether the exercisability of such Company Option or Company Warrant will be accelerated in any way by the transactions contemplated by this Agreement, indicating the extent of acceleration, if any.

(c)Except as set forth on Part 2.2(c) of the Company Disclosure Schedule:  (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which the Acquired Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock.  Except as set forth on Part 2.2(c) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities.  Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

2.3Authority; Non-Contravention; Approvals.

(a)Company has the requisite corporate power and authority to enter into this Agreement and, subject to Required Company Stockholder Vote, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the Transactions have been duly authorized by all necessary corporate action on the part of Company, subject only to Required Company Stockholder Vote and the filing and recordation of the Certificate of Merger pursuant to Delaware Law.  The affirmative vote of the holders of (i) a majority in voting power of the outstanding shares of Company Preferred Stock outstanding on the applicable record date (voting together as one class) and (ii) a majority in voting power of the outstanding shares of all Company Capital Stock on an as converted to Company Common Stock basis (“Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.  This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b)Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and all other Transactions and directed that such matters be submitted for consideration of the Company Stockholders at the Company Stockholders’ Meeting.

(c)The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Required Company Stockholder Vote and compliance with the requirements set forth in Section 2.3(d) below, conflict with or violate any Legal Requirement applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquired Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Company Contract (as defined below), except as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger.

(d)No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus/ Information Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) such Consents orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4Anti-Takeover Statutes Not Applicable.  The board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions.  The board of directors of Company has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of Delaware Law.

2.5Company Financial Statements; No Undisclosed Liabilities.

(a)The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Company as of December 31, 2014 and December 31, 2015 and the unaudited financial statements (including the notes thereto) representing the financial condition of Company as of September 30, 2016 (collectively, the “Company Financials”), including any available quarterly financial statements (including any related notes thereto), (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), (ii) fairly presented the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount, and (iii) are consistent with, and have been prepared from, the books and records of Company.  Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K) since December 31, 2014. The balance sheet of Company as of September 30, 2016 is hereinafter referred to as the “Company Balance Sheet.” Notwithstanding the foregoing, unaudited financial statements are subject to normal recurring year-end adjustments (the effect of which will not, individual or in the aggregate, be material) and the absence of footnotes.

(b)Each of Company and its Subsidiaries maintains a system of internal accounting controls comparable to those of similarly situated companies at a similar stage of development designed to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Company and each of its Subsidiaries maintains internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)Since January 1, 2014 (the “Lookback Date”), there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof.  Since the Lookback Date, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(d)Except as disclosed in the Company Financials, neither Company nor any of its Subsidiaries has any liabilities, Indebtedness, obligation, expense, claim, deficiency, guaranty, or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each, a “Liability”) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Company Balance Sheet, (ii) incurred in connection with the Transactions, (iii) described on Part 2.5(d) of the Company Disclosure Schedule, (iv) set forth in any Company Contract or (v) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

2.6Absence Of Certain Changes Or Events.  Since the date of the Company Balance Sheet through the date of this Agreement and other than with respect to the negotiation, execution and performance of this Agreement, each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice, and there has not been:  (a) any event that has had a Company Material Adverse Effect, (b) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Company Financials, (c) any revaluation by Company of any of its assets having a Company Material Adverse Effect, or writing off notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7Taxes.

(a)Each income and other material Tax Return that any Acquired Company was required to file under applicable Legal Requirements:  (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects.  All material Taxes due and payable by Company or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Company or are properly reserved for on the books or records of Company and its Subsidiaries.  No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquired Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquired Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquired Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns).  There are no liens for Taxes on any asset of an Acquired Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Company or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the Company Financials.

(b)All material Taxes that an Acquired Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c)The unpaid Taxes of the Acquired Companies have been accrued on the Company Balance Sheet in accordance with GAAP.  Since September 30, 2016, the Acquired Companies have not incurred any material liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(d)No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code made on or prior to the Closing Date.

(e)No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquired Company with any taxing authority or issued by any taxing authority to an Acquired Company.  There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquired Company that are, or if issued would be, binding on an Acquired Company.

(f)No Acquired Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).  No Acquired Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(g)No Acquired Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

(h)Other than the Subsidiaries identified in Part 2.1(a) of the Company Disclosure Schedule, Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes.  Each Acquired Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return.  None of the Acquired Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(i)No Acquired Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  Company has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j)Each Acquired Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(k)No Acquired Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(l)No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)No Acquired Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code.  No Acquired Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

2.8Intellectual Property.

(a)Part 2.8(a)(i) of the Company Disclosure Schedule lists all of the Patent Rights and all registered Trademark Rights owned solely by any Acquired Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and a summary of the prosecution history or subsequent registration activity thereof.  Part 2.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all Trademark Rights in which any Acquired Company has any co-ownership interest, other than those owned solely by an Acquired Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and a summary of the prosecution history or subsequent registration activity thereof.  Part 2.8(a)(iii) of the Company Disclosure Schedule lists all of the third party Patent Rights and registered Trademark Rights in which an Acquired Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquired Company.

(b)Part 2.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquired Company any right, title or interest in or to any Company IP Rights other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an Acquired Company, employment agreements, consulting agreements or Excluded Contracts.  To Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(c)Part 2.8(c) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which an Acquired Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights (collectively, “Out Licenses”) other than Excluded Contracts.  To the Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(d)The Acquired Companies own, co-own or otherwise possess legally enforceable rights in and to all Company IP Rights, free and clear of all Encumbrances.  The Company IP Rights that are owned or co-owned by an Acquired Company or exclusively licensed to an Acquired Company (collectively, “Company Owned IP Rights”) are valid and enforceable.  No third party is overtly challenging in writing the right, title or interest of an Acquired Company in, to or under the Company Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquired Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Owned IP Rights and the Company Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquired Companies’ use thereof or their rights thereto. To the knowledge of the Company, no valid basis exists for any of the foregoing challenges or claims.  Except for customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before U.S. Patent and Trademark Office or its foreign equivalents, no act has been done or omitted to be done by the Acquired Companies, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Company IP Rights that are owned or co-owned by an

Acquired Company, or, except with respect to Contracts listed in Part 2.8(c) of the Company Disclosure Schedule and Excluded Contracts, give any Person any ownership or license rights with respect thereto.  Except for items that have expired or were abandoned in the reasonable discretion and business judgment of the Company, all necessary registration, maintenance and renewal fees in respect of the Company Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Owned IP Rights.

(e)Each Acquired Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights.  The Acquired Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets or in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the Acquired Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors to, each Acquired Company who have contributed to the creation or development of any Company IP Rights owned or co-owned by an Acquired Company have assigned all of their respective ownership rights in such IP Rights to such Acquired Company, and have executed and delivered to such Acquired Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquired Company’s applicable form agreement) regarding the assignment to such Acquired Company, of any IP Rights arising from services performed for such Acquired Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Parent or its advisors.  To the knowledge of Company, no current or former officers and employees of, or consultants or independent contractors to, any Acquired Company have breached any material term of any such agreements.

(f)With respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date of this Agreement, none of the Acquired Companies or any of their respective current activities or products violates or otherwise conflicts with, or has, to the Knowledge of the Company, infringed, misappropriated or violated any IP Rights of any third party, and no Acquired Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.

(g)To the knowledge of the Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has an third party previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.

(h)Neither the execution, delivery or performance of this Agreement by Company nor the consummation by Company of the Transactions will contravene, conflict with or result in the imposition of any additional limitation on the Acquired Companies’ right, title or interest in or to any material Company IP Rights.

(i)No funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquired Company to develop or create, in whole or in part, any Company Owned IP Rights.

(j)Each Acquired Company is, and has at all times since the Lookback Date been, in material compliance with all Legal Requirements regarding the protection, storage, use and disclosure of Personal Data collected by such Acquired Company.

2.9Compliance with Legal Requirements.

(a)Neither Company nor any of its Subsidiaries, since the Lookback Date has been, or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any immaterial conflicts, defaults or violations.  No investigation or review by any Governmental Body is pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, nor has any Governmental Body indicated to an Acquired Company in writing an intention to conduct the same.

(b)The Company and its Subsidiaries hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of the Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”).  The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.  No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time.  Company has made available Parent all material Company Permits and material correspondence from the FDA or other comparable Governmental Body.

(c)To the knowledge of Company, the Acquired Companies and Persons acting in concert with and on behalf of Company:

(i)have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C.  Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii)have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d)None of the Acquired Companies, and (to the knowledge of Company) no Representative of any of the Acquired Companies on their behalf with respect to any matter relating to any of the Acquired Companies, has:  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

(e)No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of the Company has, or by or on behalf of any of the other Acquired Companies since the Lookback Date has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise).  At no time has the Company, or since the Lookback Date has any of the other Acquired Companies, received written notice that any Governmental Body or institutional review board or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate; the imposition of material sales, marketing or production restriction on any such product or product candidate; or the suspension, termination or other restriction of preclinical or clinical research with respect to any such product candidate by or on behalf of any of the Acquired Companies, including any action regarding any investigator participating in any such research, nor is any such proceeding pending. The Company has, prior to the execution of this Agreement, provided or made available to Parent all information about serious adverse drug experiences obtained or otherwise received by any of the Acquired Companies from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the Acquired Companies or any of their licensees in the possession of any of the Acquired Companies (or to which any of them has access), except for any adverse drug experiences that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(f)None of the Acquired Companies, or to the knowledge of the Company, Persons acting in concert with or on behalf of the Acquired Companies or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of the Company, or, since the Lookback Date, any of the other Acquired Companies, made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.

(g)All pre-clinical and clinical studies relating to product or product candidates, conducted by or on behalf of the Company, or since the Lookback Date, the other Acquired Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made only to the Company’s knowledge with respect to clinical and pre-clinical studies conducted by any third party on behalf of the Acquired Companies.

(h)The Company has, and since the Lookback Date, each of the other Acquired Companies have, filed with the FDA, any other Governmental Body, and any institutional review board or comparable body, all required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

2.10Legal Proceedings; Orders.

(a)Except as set forth in Part 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Company) no Person has threatened to commence any Legal Proceeding:  (i) that involves any of the Acquired Companies, any business of any of the Acquired Companies or any of the assets owned, leased or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions.  None of the Legal Proceedings identified in Part 2.10(a) of the Company Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 2.10(a).

(b)There is no Order to which any of the Acquired Companies, or the assets owned or used by any of the Acquired Companies, is subject.  To the knowledge of Company, no officer or other key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

2.11Brokers’ And Finders’ Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquired Companies; provided, however, that with respect to any Post-Closing Financing or Refinancing, the Company may, in consultation with Parent, engage a broker, finder or investment banker in connection therewith.

2.12Employee Benefit Plans.

(a)Part 2.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association”, under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”), (collectively, the “Company Employee Plans”).  Neither Company nor, to the knowledge of Company, any other person or entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements.  There are no loans by Company to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Company Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Company subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b)Company has made available to Parent true and complete copies of each of Company Employee Plans and all material related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto.  With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years.  Company has made available in a data room for review by Parent the most recent Internal Revenue Service determination, advisory, notification or opinion letter (a “Determination Letter”) issued with respect to each such Company Employee Plan, as applicable, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a).  Company has made available in a data room for review by Parent all filings made by Company or any ERISA Affiliate of Company with any Governmental Body with respect to any Company Employee Plan to the extent relevant to any ongoing obligation or liability of Company, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c)Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code).  Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Company Employee Plans.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code.  None of Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person.  Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan.  Neither Company nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan.  All contributions required to be made by Company or any ERISA Affiliate to any Company Employee Plan have been timely paid or accrued on Company Balance Sheet, if required under GAAP.  With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred.  Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan.  No suit, administrative proceeding or action has been brought, or to the knowledge of Company is overtly threatened in communication with Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).  There has been no amendment to, or written interpretation or announcement by Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2015.  None of the assets of Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code.  All contributions and payments to Company Employee Plans are deductible under Section 162 or 404 of the Code.  No assets of any Company Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Company under Chapter 43 of the Code.  With respect to Company Employee Plans, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d)Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  Neither Company nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f)With respect to each Company Employee Plan, Company is in material compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998.  Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g)Each Company Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code.  No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Company in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).  No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h)Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in Part 2.12(h) of the Company Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Company Employee Plans.  No benefit payable or that may become payable by Company pursuant to any Company Employee Plan in connection with the Transactions or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or Surviving Corporation other than ordinary administration expenses typically incurred in a termination event.

(i)Company is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j)Company does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

(k)With respect to each Company Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Company Financials for the fiscal year ended December 31, 2015.

2.13Title to Assets; Real Property.

(a)The Acquired Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them.  All of said assets are owned by the Acquired Companies free and clear of any Encumbrances, except for Permitted Liens.

(b)All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Companies in the manner in which such businesses are currently being conducted immediately prior to the Effective Time.  The Acquired Companies do not own and have never owned any real property or any interest in real property.  Part 2.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which Company is a party.

2.14Environmental Matters.

(a)No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Company or any of its Subsidiaries, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b)Neither Company nor any of its Subsidiaries has, since the Lookback Date transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the date hereof, nor has Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c)Company and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Company and its Subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Company Material Adverse Effect.

(d)No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Company, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company or any of its Subsidiaries.  Company is not aware of any fact or circumstance which could involve Company or any of its Subsidiaries in any environmental litigation or impose upon Company or any of its Subsidiaries any environmental liability.

2.15Labor Matters.

(a)To the Company’s knowledge, no key employee or group of employees has threatened to terminate employment with Company or has plans to terminate such employment.

(b)The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)Except as disclosed in Part 2.15(c) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral:  (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other Transactions; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $150,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

2.16Company Contracts.

(a)Except for Excluded Contracts or as set forth in Part 2.16 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or is bound by:

(i)any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between:  (i) any of the Acquired Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or consultants of any Acquired Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquired Company under applicable foreign Legal Requirements;

(ii)any Contracts identified or required to be identified in Part 2.8(b), Part 2.8(c) or Part 2.13(b) of the Company Disclosure Schedule;

(iii)any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;

(iv)any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Company in relation to the manufacture of the Company’s products or product candidates with an annual value in excess of $500,000;

(v)any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;

(vi)any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors;

(vii)any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquired Company:  (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii)any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix)any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000;

(x)any joint marketing or development agreement;

(xi)any commercial Contract that would reasonably be expected to have a material effect on the ability of the Company to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Part 2.3 of the Company Disclosure Schedule;

(xii)any Contract that provides for:  (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquired Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquired Company; or

(xiii)any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $500,000 or more in the aggregate, or contemplates or involves the performance of services having a value in excess of $500,000 in the aggregate other than any arrangement or agreement expressly contemplated or provided for under this Agreement.

(b)Company has made available to Parent an accurate and complete copy of each Contract listed or required to be listed in Part 2.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”).  Neither Company nor any of its Subsidiaries, nor to Company’s knowledge any other party to a Company Contract, has, since the Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts.  To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract.  Each Company Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

2.17Books And Records.  The minute books of Company and its Subsidiaries made available to Parent or counsel for Parent are the only minute books of Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Company or such Subsidiaries, as the case may be.  The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

2.18Insurance.

(a)The Company or its Subsidiaries maintain all policies of fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements and other forms of insurance (the “Company Insurance Policies”) in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Company’s and its Subsidiaries’ businesses in all material respects.  To Company’s knowledge, such Company Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquired Companies would, in accordance with good business practice, customarily insure.  All premiums due and payable under such Company Insurance Policies have been paid on a timely basis and each Acquired Company is in compliance in all material respects with all other terms thereof.  True, complete and correct copies, of such Company Insurance Policies, or summaries of all terms material thereof, have been made available to Parent.

(b)There are no material claims pending under any Company Insurance Policies as to which coverage has been questioned, denied or disputed. Since the Lookback Date, all material claims thereunder have been filed in a due and timely fashion and no Acquired Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquired Company received notice from any insurance carrier that:  (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.19Government Contracts.  Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened.  The consummation of the Merger and other Transactions will not result in any such suspension or debarment of Company or Parent (other than any such suspension or debarment to the extent resulting from the Company becoming a subsidiary of Parent).

2.20Interested Party Transactions.  No event has occurred during the past three years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.

2.21Disclosure; Company Information.  The information relating to Company or its Subsidiaries to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Information Statement and/or the  Proxy Statement/Prospectus/ Information Statement will not, on the date the Information Statement or Proxy Statement/Prospectus / Information Statement, as applicable, is first mailed to the Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.  Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by Parent and Merger Sub or any of their Representatives for inclusion in the Proxy Statement/Prospectus/ Information Statement.

Article 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows, (it being understood that each representation and warranty contained in this Article 3 is subject to:  (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Parent Disclosure Schedule by reference to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any of the Parent SEC Documents (excluding any “risk factor” sections thereof) or other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).

3.1Organization and Qualification.

(a)Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization.  Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule.  None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b)Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Parent and Merger Sub have all necessary corporate power and authority:  (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

(c)Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(d)The copies of the certificate of incorporation and bylaws of Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2015 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.

3.2Capital Structure.

(a)The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, par value, $0.001, of which 254,746,933 shares are issued and outstanding as of the close of business on the day prior to the date hereof and 1,000,000 shares of Preferred Stock, par value $0.001 per share (“Parent Preferred Stock”), of which no shares are issued and outstanding as of the close of business on the day prior to the date hereof.  No shares of capital stock are held in Parent’s treasury.  All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws.

(b)As of the date of this Agreement, Parent had reserved an aggregate of 44,467,069 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which (i) options were outstanding for an aggregate of 21,686,911 shares, and 80,656,302 shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise.  All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 3.2(b) of the Parent Disclosure Schedule lists each outstanding option to purchase shares of Parent Capital Stock (a “Parent Option”), and the name of the holder thereof, the number of shares subject thereto, the exercise price thereof and the vesting schedule and post-termination exercise period thereof.

(c)The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.

(d)Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule:  (i) none of the outstanding shares of Parent Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock are subject to any right of first refusal in favor of Parent; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the stockholders of Parent have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock.  None of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock or other securities.

3.3Authority; Non-Contravention; Approvals.

(a)Parent has the requisite corporate power and authority to enter into this Agreement and, subject to Parent Stockholder Approval, to perform its obligations hereunder and to consummate the Parent Transactions.  The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the Parent Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Stockholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, the filing and recordation of the Parent Amended and Restated Charter and the filing and recordation of the Certificate of Merger pursuant to Delaware Law.  The affirmative vote of the holders of a majority in voting power of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt or approve the Parent Stockholder Approval Matters.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Company, this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b)Parent’s board of directors, by resolutions duly adopted by a unanimous vote at a meeting of all directors of Parent duly called and held, or by unanimous written consent of the board of directors of Parent,  and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Parent Transactions, including the Merger, are fair to, and in the best interests of Parent’s stockholders, and (ii) resolved to recommend that Parent’s stockholders approve the Parent Stockholder Approval Matters and directed that such matters be submitted for consideration of the stockholders of Parent at the Parent Stockholders’ Meeting.  The board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger and submitted this

Agreement to Parent, as its sole stockholder for adoption thereby.  Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement.

(c)The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent or Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) subject to obtaining Parent Stockholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected, except for any such conflicts or violations that would not have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person pursuant to any Parent Contract, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contract.

(d)No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the Parent Transactions , except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement/Prospectus/ Information Statement with the SEC in accordance with the Exchange Act, (iv) the filing of Current Reports on Form 8-K with the SEC within four business days after the execution of this Agreement and the Closing Date, (v) the filing of the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware in accordance with Section 5.15 and (vii) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of NYSE MKT or other applicable national securities exchange or over-the-counter market.

3.4Anti-Takeover Statutes Not Applicable.  The board of directors of Parent has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions.  The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of Delaware Law.

3.5SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.

(a)Parent has made available to Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with or furnished by Parent to the SEC since the Lookback Date (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov (the “SEC Website”).  All Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):  (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the certifications and statements relating to the Parent SEC Documents required by:  (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete (the “Certifications”), and complied as to form and content with all applicable Legal Requirements in effect at the time such Parent Certification was filed with or furnished to the SEC.  As used in this Section 3.5, the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)Except for such comment letters or correspondence as can be obtained on the SEC Website or which Parent has made available in a data room for review by Company, from the Lookback Date through the date hereof, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from the NYSE MKT or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on the NYSE MKT. Except as disclosed in the Parent SEC Documents or documents which Parent has made available in a data room for review by Company, Parent has no unresolved SEC comments. As of the date of this Agreement, Parent is in compliance in all material respects with the applicable listing and governance rules and regulations of the NYSE MKT.

(c)Since the Lookback Date, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the board of directors of Parent or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(d)Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act that are effective as of the date of this Agreement.

(e)Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files, submits or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(f)The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”):  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.  Parent has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K).  Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s Financials in accordance with GAAP.

(g)Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any Liabilities which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Parent Financials, (ii) incurred in connection with the Parent Transactions , (iii) disclosed in Part 3.5(g) of the Parent Disclosure Schedule, (iv) set forth in any Parent Contract, or (v) incurred since the date of the Parent Unaudited Interim Balance Sheet  in the ordinary course of business.

3.6Absence Of Certain Changes Or Events.  Since the date of the most recent periodic report on Form 10-Q filed by Parent with the SEC through the date of this Agreement, each of the Acquiring Companies has conducted its business in the ordinary course of business, and (a) there has not been any event that has had a Parent Material Adverse Effect (b) no Acquiring Company has entered into or amended any material terms of any Contract, in each case providing for new obligations in excess of $100,000 or (c) incurred any Indebtedness other than with respect to the Hercules Debt.

3.7Taxes.

(a)Each of the income and other material Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements:  (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects.  All material Taxes due and payable by Parent or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for on the books or records of Parent and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns).  There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the SEC Documents.

(b)All material Taxes that an Acquiring Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c)No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company.  There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.

(d)No Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).  No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(e)Other than the Subsidiaries identified in Part 3.1(a) of the Parent Disclosure Schedule, Parent does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes.  Each Acquiring Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return.  None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(f)No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(g)Each Acquiring Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(h)No Acquiring Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(i)No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j)No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code.  No Acquiring Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

3.8Intellectual Property.

(a)The Acquiring Companies own, co-own or otherwise possess legally enforceable rights in and to all Parent IP Rights, free and clear of all Encumbrances.  To the knowledge of Parent, the Parent IP Rights that are owned or co-owned by an Acquiring Company or exclusively licensed to an Acquiring Company (collectively, “Parent Owned IP Rights”) are valid and enforceable.  To the knowledge of Parent, no third party (other than with respect to Governmental Bodies in the normal course of patent prosecution) is overtly challenging in writing the right, title or interest of an Acquiring Company in, to or under the Parent Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights related to the AIR001 Program owned or co-owned or exclusively licensed to an Acquiring Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Parent Owned IP Rights. The Parent Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquiring Companies’ use thereof or their rights thereto.

(b)To the knowledge of Parent, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any Contracts in effect as of the date of this Agreement under which an Acquiring Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Parent IP Rights.

(c)

(i)Each Acquiring Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Parent Owned IP Rights.

(ii)All current and former officers and employees of, and consultants and independent contractors to, each Acquiring Company who have contributed to the creation or development of any Parent IP Rights related to the AIR001 Program owned or co-owned by an Acquiring Company have assigned all of their respective ownership rights in such IP Rights to such Acquiring Company, and have executed and delivered to such Acquiring Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquiring Company’s applicable form agreement) regarding the assignment to such Acquiring Company, of any IP Rights AIR001 Program arising from services performed for such Acquiring Company by such Persons.

(d)To the knowledge of Parent, with respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date of this Agreement, none of the Acquiring Companies or any of their respective current activities or products related to the AIR001 Program infringes, or has misappropriated or infringed, any IP Rights of any third party, and, as of the date of this Agreement, no Acquiring Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Parent, threatened proceedings, claiming or alleging any of the foregoing.

(e)To the knowledge of Parent, no Parent Owned IP Rights related to the AIR001 Program are being infringed, misappropriated or unlawfully used by any third party nor has an third party previously infringed, misappropriated or unlawfully used any such Parent Owned IP Rights.

(f)To the knowledge of Parent, except as set forth on Schedule 3.8(f), no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquiring Company to develop or create, in whole or in part, any Parent Owned IP Rights.

3.9Compliance with Legal Requirements.

(a)Neither Parent nor any of its Subsidiaries, since the Lookback Date, has been or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for immaterial conflicts or as has been disclosed in the Parent SEC Documents (excluding any “risk factor” sections thereof).  No investigation or review by any Governmental Body is pending or threatened against Parent or its Subsidiaries, nor has any governmental or regulatory body or authority indicated to an Acquiring Company in writing an intention to conduct the same.

(b)Parent holds all permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”).  Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.  No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or limit any Parent Permit. The rights and benefits of each Parent Permit will be available to Parent or its applicable Subsidiary immediately after the Effective Time on terms substantially identical to those enjoyed by Parent or such Subsidiary immediately prior to the Effective Time.

(c)To the knowledge of Parent, the Acquiring Companies and Persons acting in concert with and on behalf of Parent:

(i)have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C.  Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii)have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d)None of the Acquiring Companies, and (to the knowledge of Parent) no Representative of any of the Acquiring Companies on their behalf with respect to any matter relating to any of the Acquiring Companies, has:  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;  (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns.

3.10Legal Proceedings; Orders.

(a)Except as set forth in Part 3.10(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Parent) no Person has threatened in writing to commence any Legal Proceeding:  (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Parent Transactions .  Except as set forth is Part 3.10(a)(i) of the Parent Disclosure Schedule, none of the Legal Proceedings identified in Part 3.10(a) of the Parent Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect.

(b)There is no Order to which any of the Acquiring Companies, or any material assets owned or used by any of the Acquiring Companies, is subject.  To the knowledge of Parent, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies.

3.11Brokers’ And Finders’ Fees.  Except as set forth in Part 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquiring Companies.

3.12Employee Benefit Plans.

(a)Part 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Parent or any ERISA Affiliate of Parent (collectively, the “Parent Employee Plans”).  Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements.  There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b)Parent has made available to Company true and complete copies of each of Parent Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto.  With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years.  Parent has made available for review by Company the most recent Determination Letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a).  Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c)Each Parent Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code).  Parent and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Parent Employee Plans.  Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code.  None of Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person.  Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan.  Neither Parent nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan.  All contributions required to be made by Parent or any ERISA Affiliate to any Parent Employee Plan have been timely paid or accrued on the most recent Parent Financials on file with the SEC, if required under GAAP.  With respect to each Parent Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred.  Each Parent Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Employee Plan.  No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).  There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2015.  None of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code.  All contributions and payments to Parent Employee Plans are deductible under Section 162 or 404 of the Code.  No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter 43 of the Code.  With respect to Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d)Neither Parent nor any ERISA Affiliate of Parent has maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  Neither Parent nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f)With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998.  Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g)Each Parent Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code.  No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Parent in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).  No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h)Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Part 3.12(h) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans.  No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the Parent Transactions  or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.  Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent other than ordinary administration expenses typically incurred in a termination event.

(i)Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j)Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

(k)With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on the most recent Parent Financials on file with the SEC.

3.13Title to Assets; Real Property.

(a)The Acquiring Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them.  All of said assets are owned or leased by the Acquiring Companies free and clear of any Encumbrances, except for Permitted Liens.

(b)The Acquiring Companies do not own and have not, since the Lookback Date, owned any real property or any interest in real property, except for the leaseholders created under the real property leases identified in Part 3.13(b) of the Parent Disclosure Schedule.

3.14Parent Contracts.

(a)Except for Excluded Contracts or as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2015 or subsequently filed with the SEC pursuant to any current or periodic report and available on the SEC Website or Parts 3.8(b) or 3.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i)any management, employment, severance, retention, transaction bonus, change in control, material consulting, relocation, repatriation or expatriation agreement or other similar Contract between:  (i) any of the Acquiring Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or material consultants of any Acquiring Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of any Acquiring Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquiring Company under applicable foreign Legal Requirements;

(ii)any Contracts identified or required to be identified in Part 3.16 of the Parent Disclosure Schedule;

(iii)any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;

(iv)any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Parent in relation to the manufacture of the Parent’s products or product candidates with an annual value in excess of $100,000;

(v)any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Parent Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Parent Transactions;

(vi)any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;

(vii)any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquiring Company:  (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person (other than related to a Vepoloxamer Asset Sale); or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii)any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business (other related to the Vepoloxamer Asset Sale) or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix)any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x)any joint marketing or development agreement;

(xi)any commercial Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Part 3.3 of the Company Disclosure Schedule;

(xii)any Contract that provides for:  (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(xiii)any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate, in each case following the date of this Agreement, other than any arrangement or agreement expressly contemplated or provided for under this Agreement; or

(xiv)any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $100,000 in the aggregate.

(b)Parent has made available to Company an accurate and complete copy of each Contract listed or required to be listed in Part 3.14 of the Parent Disclosure Schedule (any such Contract, including any Contract that would be listed in Part 3.14 but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended December 31, 2015 or as an exhibit to any current or periodic report subsequently filed with the SEC, but excluding Excluded Contracts, a “Parent Contract”).  Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has, since the Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts.  To the knowledge of Parent, no event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (i) result in a violation or breach in any material respect of any of the provisions of any Parent Contract or (ii) give any Person the right to declare a default in any material respect under any Parent Contract, except for any immaterial violations, breaches or defaults.  To Parent’s knowledge, each Parent Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.15Insurance.

(a)Part 3.15(a) of the Parent Disclosure Schedule sets forth each insurance policy (the “Parent Insurance Policies”) to which Parent or its Subsidiaries is a party.  Parent or its Subsidiaries maintain all Parent Insurance Policies in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of Parent’s and its Subsidiaries’ businesses in all material respects.  To Parent’s knowledge, such Parent Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure.  All premiums due and payable under such Parent Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof.  True, complete and correct copies, of such Parent Insurance Policies, or summaries of all terms material thereof, have been made available to the Company.

(b)There are no material claims pending under any Parent Insurance Policies as to which coverage has been questioned, denied or disputed. Since the Lookback Date, all material claims thereunder have been filed in a due and timely fashion and no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received notice from any insurance carrier that:  (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.16Interested Party Transactions.  Except as set forth in the SEC Documents, no event has occurred during the Lookback Period that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

3.17Disclosure.  None of the representations or warranties of Parent contained herein, none of the information contained in the Parent Disclosure Schedule and none of the other information or documents furnished or to be furnished to Company by Parent or pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.

3.18Opinion of Financial Advisor.  The board of directors of Parent has received an opinion of ROTH Capital Partners, LLC, financial advisor to Parent, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view.  Parent will furnish an accurate and complete copy of said opinion to Company for informational purposes only promptly after the date hereof.

3.19Shell Company Status.  Parent is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

3.20Valid Issuance.  The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.21Disclosure; Parent Information. The information relating to Parent or its Subsidiaries to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Information Statement and/or the  Proxy Statement/Prospectus/ Information Statement will not, on the date the Information Statement or  Proxy Statement/Prospectus/ Information Statement, as applicable, is first mailed to Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.  The Proxy Statement/Prospectus/ Information Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to the information that has been or will be supplied by the Company or any of it Representatives for inclusion in the  Proxy Statement/Prospectus/ Information Statement.

Article 4

CONDUCT OF BUSINESS PENDING THE MERGER

4.1Conduct of Company Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), as set forth on Part 4.1 of the Company Disclosure Schedule, as expressly permitted by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.  In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Parent has not objected in writing to any request for consent within 3 calendar days of its receipt thereof, such consent shall be deemed irrevocably granted), Company will not, and will not permit its Subsidiaries to, do any of the following:

(a)amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b)issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), except for (i) equity awards to Company employees, officers or directors pursuant to the Company Option Plan; (ii) the issuance of shares of Company Capital Stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants or other rights to convert into or exercise for shares of Company Capital Stock, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof and (iii) in connection with a Permitted Bridge Financing;

(c)redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (other than pursuant a repurchase right in favor of the Company with respect to unvested shares at no more than cost);

(d)incur any Indebtedness or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except (i) for sales of assets in the ordinary course of business and in a manner consistent with past practice; (ii) for dispositions of obsolete or worthless assets or (iii) in connection with a Post-Closing Financing or Permitted Bridge Financing;

(e)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquired Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(f)sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP Rights (other than in the ordinary course of business consistent with past practice);

(g)(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, in each case with an individual value in excess of $100,000; (ii) enter into or amend any material terms of any Company Contract or grant any release or relinquishment of any material rights under any Company Contract, with new obligations or losses of rights in excess of $750,000 (with written notice provided by the Company to Parent prior to amending or entering into any such Company Contract with new obligations or losses of rights in excess of $500,000); (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(g);

(h)forgive any loans to any Person, including its employees, officers, directors or Affiliates (provided, for the avoidance of doubt, the conversion or settlement of any Indebtedness of an Acquired Company into or for equity securities of an Acquired Company shall not be deemed a forgiveness of such Indebtedness);

(i)take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(j)make or change any material Tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations for any assessment of any Tax;

(k)pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice;

(l)enter into any material partnership arrangements, joint development agreements or strategic alliances, other than in connection with a Post-Closing Financing or Refinancing;

(m)initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where the Company and its Subsidiaries are claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually.

(n)take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (m) above.

4.2Conduct of Parent Business.  During the Pre-Closing Period, Parent agrees, except to the extent that Company consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), as set forth on Part 4.2 of the Company Disclosure Schedule, as expressly permitted by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, preserve its relationships with key customers, suppliers, distributors, licensors, licensees and others with which it has business dealings, in each case with respect to the AIR001 Program.  In addition, without limiting the foregoing, other than as set forth on Part 4.2 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, without obtaining the written consent of Company, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Company has not objected in writing to any request for consent within 3 calendar days of its receipt thereof, such consent shall be deemed irrevocably granted), Parent will not, and will not permit its Subsidiaries to, do any of the following:

(a)except for the Parent Amended and Restated Charter, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, or form any subsidiary;

(b)issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), other than  (i) the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof) and (ii) pursuant to the ATM Program, in each case to the extent such issuances comply with all applicable Legal Requirements;

(c)redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Capital Stock, other than as may be required by the Reverse Split;

(d)incur any Indebtedness or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets and (iii) any Vepoloxamer Asset Sale));

(e)accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Parent Stock Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquiring Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(g)sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP Rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);

(h)(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any Encumbrance; (ii) enter into or amend any material terms of any Parent Contract (other than solely to decrease any payment obligation of the Acquiring Company) or grant any release or relinquishment of any material rights under any Parent Contract, with new obligations or losses of rights in excess of $50,000 in the aggregate; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.2(h);

(i)forgive any loans to any Person, including its employees, officers, directors or Affiliates (provided, for the avoidance of doubt, the conversion or settlement of any Indebtedness of an Acquiring Company into or for equity securities of an Acquiring Company shall not be deemed a forgiveness of such Indebtedness);

(j)(i) increase the wages, salary, commissions, fringe benefits or other compensation or remuneration payable or to become payable to its directors, officers, employees or consultants;  (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director,  officer, employee or consultant; (iii) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation,  stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control or other plan, agreement, trust, fund, policy, payment, benefit or arrangement of or to any director, officer, consultant or employee, except, in each of the subsections (i) – (iii) for bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the Transactions or payments, including any severance, termination or change of control payments, in compliance with any such agreements or plans existing as of the date of this Agreement and the plans, agreements or terms of which were made available to the Company prior to the date hereof);

(k)hire any directors, officers, employees or consultants or terminate any directors or officers;

(l)take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(m)make or change any material Tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations for any assessment of any Tax;

(n)pay, discharge, satisfy, modify or renegotiate any claims or Liabilities, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Company, or payments, discharges or satisfactions made in the ordinary course of business and consistent with past practice;

(o)enter into any material partnership arrangements, joint development agreements or strategic alliances;

(p)accelerate the collection of, or otherwise modify Parent’s customary accounting or treatment of, any receivables outside the ordinary course of business consistent with past practice,

(q)sell, assign, convey or fail to maintain or renew any Parent Permit;

(r)initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where Parent is claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually;

(s)after the Net Cash Calculation is finalized pursuant to Section 1.10, dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice so as to cause the final Net Cash Calculation to differ materially from actual Net Cash as of the Closing;

(t)take any action that would cause the representation in Section 3.19 to become in accurate; or

(u)take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(t) above.

Article 5

ADDITIONAL AGREEMENTS

5.1Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a)As promptly as practicable after the date of this Agreement the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus.

(b)Parent covenants and agrees that the  Proxy Statement/Prospectus/ Information Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the  Proxy Statement/Prospectus/Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Parent, at the time of the Parent Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the  Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus /Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Parent’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Parent or the Company occurs, or if Parent or the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/ Information Statement, then Parent or the Company, as applicable, shall promptly inform the other party thereof and shall cooperate with one another in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Prospectus / Proxy Statement will be made by Parent, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. The Proxy Statement / Prospectus / Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock pursuant to this Agreement.  Company and Parent shall each use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to comply with applicable federal and state securities laws requirements.

(c)Company shall reasonably cooperate with Parent and provide, and require its Representatives, advisors, accountants and attorneys to provide, Parent and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Company that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Company to be included in the Form S-4 Registration Statement. Without limiting the foregoing, Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

(d)Following the final determination of Net Cash of the Anticipated Closing Date in accordance with Section 1.10 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date (the “Exchange Ratio Announcement”), which the parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) no later than two (2) Business Days prior to the Parent Stockholders’ Meeting.

5.2Company Stockholder Written Consent.

(a)Promptly after the S-4 Registration Statement shall have been declared effective under the Securities Act, but, in any event, no later than 11:59 PM on the date that is one (1) Business Day prior to the Parent Stockholders’ Meeting (as such Parent Stockholders’ Meeting may be adjourned or postponed as permitted by Section 5.3(a)) or if such date is required to be later by applicable Legal Requirements or requested to be later by the SEC, 11:59 PM on such date (such time, the “Company Vote Deadline”), the Company shall obtain the approval by written consent from certain of those Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL (“Company Stockholder Written Consent”) for purposes of (i) adopting this Agreement and approving the Merger, and all other Transactions (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware Law, a copy of which was attached thereto, and that such Company Stockholder has received and read a copy of Section 262 of Delaware Law, (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Capital Stock under Delaware Law and (iv) provide for the conversion of all Company Preferred Stock into Company Common Stock immediately prior to, and contingent upon the occurrence of, the Effective Time (collectively, the “Company Stockholder Matters”).  Without the prior written approval of Parent (not to be unreasonably withheld, conditioned or delayed), the Company Stockholder Written Consent shall not include any other approval or consent other than with respect to the Company Stockholder Matters and other any ancillary or related approvals customary or required in connection therewith. Subject to the terms of a Voting Agreement applicable to any Company Stockholder signatory thereto, the Company Stockholder Written Consent shall provide that such consent may be revoked by any signatory thereto until the Company Vote Deadline. In connection with the solicitation of the Company Stockholder Written Consent, the Company shall mail to Company Stockholders as of the record date established for the approval of the Company Stockholder Matters, the Proxy Statement / Prospectus / Information Statement, such mailing to occur substantially contemporaneous with Parent’s mailing of the Proxy Statement / Prospectus / Information Statement to the Parent Stockholders in accordance with Section 5.3(a).

(b)Company agrees that, subject to Section 5.2(c) : (i) Company’s Board of Directors shall recommend that Company’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Company’s Board of Directors that Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); (ii) the Proxy Statement/Prospectus/Information Statement will include the Company Board Recommendation; and (iii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed and (iv) the Company shall use its reasonable best efforts cause each of its stockholders to execute a Company Stockholder Written Consent as soon as practicable after the time the S-4 Registration Statement shall have been declared effective under the Securities Act, but, in any event, no later than the Company Vote Deadline.

(c)Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of the Company Stockholders Matters by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified (a “Company Change in Recommendation”) if the board of directors of Company concludes in good faith, after having consulted with the Company’s outside legal counsel and financial advisors, that (x) as a result of Company’s receipt of an Acquisition Proposal that does not result from a violation of Section 5.12 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Company that occurs or arises after the date of this Agreement and that was neither known to Company or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Company Intervening Event”), and in each case the withdrawal or modification of the Company Board Recommendation is required in order for the board of directors of Company to comply with its fiduciary obligations to Company’s stockholders under applicable Legal Requirements; provided, however, that prior to Company taking any action permitted under this Section 5.2(c), Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that it intends to effect such withdrawal or modification to the Company Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Company Acquisition Proposal, the information required by Section 5.12(b) and, in the case of a Company Intervening Event, the material facts and circumstances related to the applicable Company Intervening Event), and during such four (4) business day period, (i) Company shall negotiate, and cause its Representatives to negotiate, with Parent in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Company’s board of directors to effect such withdrawal or modification, and (ii) Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Company Board Recommendation.

(d)Notwithstanding the occurrence any Company Change in Recommendation, the Company shall nonetheless submit this Agreement to the Company Stockholders for approval in the Information Statement unless this Agreement is terminated in accordance with Article 7 prior to the mailing of the Information Statement.

5.3Parent Stockholders’ Meeting.

(a)Parent shall (i)  take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (such meeting, the “Parent Stockholders’ Meeting”) to vote on the Merger, the issuance of  Parent Common Stock in the Merger, the Parent Amended and Restated Charter, including for purposes of effectuating Reverse Split (collectively, the “Parent Stockholder Approval Matters”) and (ii) mail to Parent Stockholders as of the record date established for the Parent Stockholders’ Meeting, Proxy Statement / Prospectus / Information Statement.  The Parent Stockholders’ Meeting shall be held as promptly as practicable, and in any event within 45 days, after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on a date preceding the date on which or the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (B) it will not have sufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may (or will, at the Company’s direction) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.  In the event that during the five (5) Business Days prior to the date that the Parent Stockholders’ Meeting is then scheduled to be held, Parent delivers a notice of an intent to make an Parent  Change in Recommendation, the Company may direct Parent to recess or adjourn the Parent Stockholders’ Meeting for up to five (5) Business Days and Parent shall promptly, and in any event no later than the next Business Day, recess or adjourn the Parent Stockholders’ Meeting in accordance with the Company’s direction. In addition, in the event the Parent Stockholders’ Meeting is scheduled to occur less than two (2) Business Days after the publication of the Exchange Ratio Announcement, Parent may, or the Company may direct Parent to, recess or adjourn the Parent Stockholders’ Meeting until the date such that the meeting would be held on the date that is two (2) Business Days following the publication of the Exchange Ratio Announcement (in each case to the extent the Company or Parent believes in good faith that such recess or adjournment is required by applicable Legal Requirements or the rules of the NYSE MKT). Parent will ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b)Parent agrees that, subject to Section 5.3(c) : (i) Parent’s Board of Directors shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Approval Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Parent recommends that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters (the recommendation of Parent’s Board of Directors that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to Company, and no resolution by the Board of Directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company shall be adopted or proposed; and (iv) Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval, including by soliciting proxies in favor thereof.

(c)Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Parent Stockholder Approval Matters by the Parent Stockholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the board of directors of Parent concludes in good faith, after having consulted with Parent’s outside legal counsel and financial advisors, that (x) as a result of Parent’s receipt of an Acquisition Proposal that did not result from a violation of Section 5.13 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and that was neither known to Parent or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), and in each case the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), Parent shall provide Company with four (4) Business Days’ prior written notice advising the Company that it intends to effect such withdrawal or modification to the Parent Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Parent Acquisition Proposal, the information required by Section 5.13(b) and, in the case of a Parent Intervening Event, the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) business day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent the Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Parent’s board of directors to effect such withdrawal or modification, and (ii) Parent shall consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Parent Board Recommendation.

(d)Notwithstanding the occurrence of any Parent Change in Recommendation, Parent shall nonetheless submit this Agreement to the Parent Stockholders for adoption at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article 7 prior to the Parent Stockholders Meeting.

(e)Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from (i) taking and disclosing to the stockholders of Parent a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided Parent has otherwise complied with the terms of this Section 5.3, provided, however, that any disclosure made by Parent or its board of directors pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the board of directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, further, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Parent Change in Recommendation subject to the terms and conditions of this Agreement unless Parent’s Board of Directors reaffirms the Parent Board Recommendation in such disclosure or public statement; and (B) Parent shall not affect a Parent Change in Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4Access to Information; Confidentiality.  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Company and Parent will each afford to the officers, employees, accountants, counsel and other Representatives of the other party, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each will furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information would be reasonably likely to result in any such party forfeiting attorney-client privilege between it and its counsel with respect to such information, in which event such party shall cause such information to be delivered in a form or summary, including any redactions that may be necessary, so as to provide as much requested information as reasonably practicable while retaining such privilege.  Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company and Parent will promptly provide the other party with copies of:  (a) all material operating and financial reports prepared by Company or Parent (or their respective Representatives), as applicable, for such party’s senior management, including copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any material notice, document or other communication sent by or on behalf of any of such party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (d) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other Transactions; and (e) any material notice, report or other document received from any Governmental Body.  Each party will keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Company; provided that the Company may make disclosure of such information to its stockholders or other third parties as may be reasonably necessary to enable the Company to comply with its obligations under this Agreement, including without limitation under Section 5.2 hereof, or otherwise in connection with a Post-Closing Financing or Refinancing (provided that any third party receiving such information shall be required to execute a non-disclosure agreement on customary terms with respect to any information disclosed in connection therewith).

5.5Regulatory Approvals and Related Matters. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent and Company shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.6Director Indemnification and Insurance.

(a)From and after the Effective Time, Parent and the Surviving Corporation will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns (each, a “D&O Indemnified Party”). The Company directors and officers who become directors and officers of the Surviving Corporation and Parent will enter into Parent’s standard indemnification agreement, which will be in addition to any other contractual rights to indemnification.  The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.

(b)Effective as of the Effective Time, the Company may secure a “tail” policy on Company’s existing directors and officer’s liability insurance policy for a period of six (6) years.

(c)Effective as of the Effective Time, Parent will secure a directors and officers liability “tail” policy on Parent’s existing directors and officers for a period of six (6) years.

(d)This Section 5.6 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation, Parent and the D&O Indemnified Parties, and will be binding on all successors and assigns of Parent and the Surviving Corporation.

5.7Notification of Certain Matters.

(a)Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable, would fail to be satisfied as of the Closing, (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, would fail to be satisfied as of the Closing, (iii) with respect to Parent, any issuances or sales under the ATM Program to the extent Parent has a good faith belief that such issuance or sale will, or will be reasonably likely to, constitute, either in whole or in part, a Non-Dilutive ATM Issuance; and (iv) whether any holder of shares of Parent Capital Stock or any security or other right convertible into or exercisable for shares of Parent Capital Stock has made any demand or request for the repurchase of any such share, security or right; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice will not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other party.

(b)Each of Company and Parent will give prompt notice to the other of:  (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other Transactions; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other Transactions; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Merger or other Transactions; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect.

5.8Stockholder Litigation.  From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Parent shall promptly notify Company of any litigation brought, or threatened, against Parent and/or members of the board of directors of Parent or any of its officers relating to the Transactions or otherwise and shall keep Company informed on a reasonably current basis with respect to the status thereof.  From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Company shall promptly notify Parent of any litigation brought, or threatened, against Company and/or members of the board of directors of Company or any of its officers relating to the Transactions or otherwise and shall keep Parent informed on a reasonably current basis with respect to the status thereof. Each Party shall give the other Party the right to review and comment on all material filings or responses to be made by such Party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other Party's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.9Public Announcements.  Parent and Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of Company.

5.10Conveyance Taxes.  Parent and Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

5.11Board of Directors and Officers of Parent.  Parent will take all actions necessary, in consultation with Company, to cause the board of directors of Parent, immediately after the Effective Time, to consist of five members as designated by the Company (the “Company Appointees”) and two independent directors, as designated by the Parent, subject to the consent of Company (not to be unreasonably withheld), in each case prior to the mailing of the Proxy Statement/Prospectus/Information Statement.  Prior to the mailing of the Proxy Statement/Prospectus/Information Statement, Parent shall provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors who will no longer be members of the board of directors of Parent effective immediately after the Effective Time; provided, however, the parties acknowledge that so long as Parent remains a public reporting company, the board of directors of Parent will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Parent hereunder will allow Parent to comply with such applicable Legal Requirements.  Each new member of the board of directors of Parent that was not a member of the board of directors of Parent immediately before the Effective Time shall enter into an indemnification agreement with Parent, on a form to be mutually agreed between Parent and the Company (and absent such agreement, on Parent’s form indemnification agreement), within fifteen (15) days of their appointment.  The executive officers of Parent immediately after the Effective Time will be designated by the Company (and such individuals will, to the extent reasonably practicable, be identified prior to the Company sending the Information Statement)

5.12Non-Solicitation by Company.

(a)Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, but subject to Section 5.12(d), the Company will not and will not authorize or permit any of its Subsidiaries or any Representative of Company or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 5.12(a) will not prohibit Company from furnishing nonpublic information regarding Company and its Subsidiaries to, entering into discussions with or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Company’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.12(a), (2) the board of directors of Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Company to comply with its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Company gives Parent written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Company’s intention to furnish information to, or enter into discussions with, such Person, and Company receives from such Person an executed confidentiality agreement on terms no less favorable to Company than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company (an “Acceptable Company Confidentiality Agreement”), and (4) substantially contemporaneous with furnishing any such information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent).  Without limiting the generality of the foregoing, Company acknowledges and agrees that in the event any Representative of Company (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Company (or its Subsidiaries), takes any action that, if taken by Company (or its Subsidiaries), would constitute a breach of this Section 5.12, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.12 by Company for purposes of this Agreement.

(b)Company will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period.  Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c)Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

(d)Notwithstanding the terms of Sections 5.12(a)-(c), the Company shall be permitted to take, or refrain from taking, any action described therein to the extent any such action is taking in connection with or with a view towards consummating a Post-Closing Financing or Refinancing, and no such action or omission will be deemed a violation of the terms of this Section 5.12.

5.13Non-Solicitation by Parent.

(a)Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Parent will not and will not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Stockholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, entering into discussions with, or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.13(a), (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent’s stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no less favorable to Parent than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an, “Acceptable Parent Confidentiality Agreement”) (4) substantially contemporaneous with furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company).  Without limiting the generality of the foregoing, Parent acknowledges and agrees that in the event any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), takes any action that, if taken by Parent (or its Subsidiaries), would constitute a breach of this Section 5.13, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.13 by Parent for purposes of this Agreement.

(b)Parent will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period.  Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c)Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

5.14Section 16 Matters.  Subject to the following sentence, prior to the Effective Time, Parent and Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.  At least thirty (30) days prior to the Closing Date, Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent:  (a) the number of shares of Company Capital Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.15Parent Amended and Restated Charter.  Immediately prior to the Effective Time, Parent will file the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware to become effective immediately prior to the Effective Time.

5.16Termination of Company Stockholder and Other Related Agreements.  Prior to the Closing Date, Company will obtain the necessary written consent of its stockholders to, effective upon the Closing Date, terminate the following agreements, or any successor agreement to such agreements, to which the Company and certain of its stockholders are a party:  (i) the Fourth Amended and Restated Investor Rights Agreement, dated December 3, 2015, (ii) the Third Amended and Restated Voting Agreement, dated July 15, 2016 and (iii) the Fifth Amended and Restated Right of First Refusal Agreement, dated July 15, 2016.

5.17Company Options; Restricted Shares.

(a)At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Option Plan.  All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that:  (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.17(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time (for the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing); and (2) Parent’ board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent.  Notwithstanding anything to the contrary in this Section 5.17(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.  It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(b)At the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time under the Company Option Plan will be exchanged for restricted shares of Parent Common Stock that shall have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Company Option Plan and the applicable Company Restricted Share agreements relating thereto, as in effect immediately prior to the Effective Time, in an amount equal to the number of Company Restricted Shares outstanding with respect to such Company Restricted Share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock.

(c)Parent will file with the SEC, as soon as practicable after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to Company Options and Company Restricted Shares assumed by Parent in accordance with Section 5.17(a), to the extent permitted by federal securities laws, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses delivered with respect to such shares) for so long as such options remain outstanding.

(d)Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Option or Company Restricted Share a document evidencing the foregoing assumption of such option or restricted shares by Parent.

5.18Company Warrants.

(a)At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock.  All rights with respect to Company Common Stock under Company Warrants assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent will continue in full force and effect and the term, exercisability and other provisions of such Company Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Parent in accordance with this Section 5.18(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time. For the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing.

(b)Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Warrant a document evidencing the foregoing assumption of such warrant by Parent.

5.19Parent Warrants.  If required by any applicable Parent Warrant, promptly after the date of this Agreement, and in any event within twenty (20) Business Days before the Effective Time, Parent shall deliver notice to the holders of such Parent Warrants with respect to the Transactions and the rights of the holders thereof in connection therewith, subject to the review and approval of Company (not to be unreasonably withheld).

5.20Allocation Certificate.  Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (a) a true and complete list of the Company Stockholders immediately prior to the Effective Time and the number and type of shares of Company Capital Stock owned by each such Company Stockholder, and (b) the allocation of the Merger Consideration among the Company Stockholders pursuant to the Merger (the “Allocation Certificate”).

5.21Employee Benefit Matters. At the Company’s request prior to the Closing, Parent will terminate any or all Parent Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Parent 401(k) Plan”) or any other Parent Employee Plan related to medical, dental, life insurance or similar benefits, with such terminations to be effective as of the day immediately preceding the Closing Date or as soon as reasonably practicable at the Closing, as applicable, with such termination shall be reflected in resolutions of Parent’s board of directors. The form and substance of such resolutions will be subject to the prior review and approval of the Company. All reasonable out of pocket expenses incurred by Parent in connection with the termination of the Parent 401(k) Plan and such other Parent Employee Plans terminated pursuant to this Section 5.21 shall be the responsibility of Company and shall specifically be excluded from any Parent Transaction Costs or shall not otherwise reduce the Net Cash of Parent.

5.22Company and Parent Disclosure Schedules.  Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof.  Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.2(a) and 6.3(a) of this Agreement.

5.23Post-Closing Financing; Refinancing.

(a)Prior to the Effective Time, Parent will use its commercially reasonable efforts, and will cause each of its Subsidiaries and Representatives to use their respective commercially reasonable efforts, to provide the Company with cooperation reasonably requested in writing by the Company to assist the Company in (i) negotiating, executing definitive agreements with respect to and consummating a Post-Closing Financing and (ii) renegotiating and refinancing the terms of all or any portion of Parent’s outstanding Hercules Debt, which may or not include obtaining a new lender in order to replace any Hercules Debt outstanding and  currently owed to Hercules, in each case effective on or after the Effective Time (any such action, a “Refinancing”). In no event shall Parent, and Parent shall use its commercially reasonable efforts to cause the other Acquiring Companies and its and their Representatives not to, intentionally or knowingly take any action to with respect to any third party in connection with a Refinancing, Post-Closing Financing or Permitted Bridge Financing other than to the extent such action was reasonably requested to be taken by the Company consistent with the terms of this Section 5.23(a).

(b)Notwithstanding the provisions of Section 5.23(a) or any other provision of this Agreement, nothing in this Agreement will require Parent or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement that is effective prior to the Closing, (C) give any indemnities that are effective prior to the Effective Time, (D) take any action that, in the good faith determination of Parent, would unreasonably interfere with the conduct of the business of Parent and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of Parent or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Legal Requirements or is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any applicable Legal Requirements or would result in a violation or breach of, or default under, any agreement to which Parent or any of its Subsidiaries is a party. All reasonable out of pocket costs and expenses incurred by Parent, its Subsidiaries and Representatives  as a result of the cooperation contemplated by Section 5.23(a) shall be the responsibility of the Company and shall specifically be excluded from any Parent Transaction Costs or shall not otherwise reduce the Net Cash of Parent.

5.24Tax Matters.

(a)Parent, Merger Sub and Company shall use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with any tax opinion or description of the U.S. federal income tax consequences of the Merger contained or set forth in the Form S-4. None of Parent, Merger Sub or the Company shall (and each of the foregoing shall not permit or cause any affiliate or subsidiary to) take any actions, fail to take any actions, or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(b)Parent, Merger Sub and Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.25Hercules Debt.  During the Pre-Closing Period, Company and Parent shall use commercially reasonable efforts to engage in discussions with Hercules regarding a renegotiated, refinancing or new written agreement or arrangement with Hercules related to the existing Hercules Debt (“Hercules Refinancing”).

5.26Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and other Transactions upon the terms and subject to the conditions set forth in this Agreement.  Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

5.27Reverse Split.  Parent shall submit to the holders of Parent Common Stock at the Parent Stockholders’ Meeting a proposal to approve and adopt Parent Amended and Restated Charter authorizing the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and Company (the “Reverse Split”) and within the range approved by the holders of Parent Common Stock. Parent shall cause the Reverse Split to be implemented and take effect immediately prior to the Effective Time.

5.28Lock-up Agreements.  During the Pre-Closing Period, Company shall deliver a Company Lock-up Agreement to each of the Company Stockholders and shall use its commercially reasonable efforts to cause its Company Stockholders to enter into such Company Lock-up Agreement.

5.29Listing.  Parent will promptly (i) to the extent required by the rules and regulations of NYSE MKT, (A) prepare and submit to NYSE MKT an application for the listing of the shares of Parent Common Stock to be issued in the Merger and use its reasonable commercial efforts to cause such shares to be approved for listing (subject to notice of issuance), (B) approve the Reverse Split, and (C) approve the new NYSE MKT ticker symbol, and (ii) to the extent required by NYSE MKT Company Guide, file an initial listing for the Parent Common Stock on NYSE MKT (the “NYSE MKT Listing Application”) and use its reasonable commercial efforts to cause such NYSE MKT Listing Application to be approved prior to the Effective Time; provided no such submission or filing shall be made without the Company’s consent to the form and substance thereof, such consent not to be unreasonably withheld, conditioned or delayed. Company will cooperate with Parent as reasonably requested by Parent to cause the NYSE MKT Listing Application to be approved and the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NYSE MKT and will promptly furnish to Parent all information concerning the Acquired Companies and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.28.

5.30Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

5.31Duke University. During the Pre-Closing Period, Company and Parent shall use commercially reasonable efforts to engage in discussions with Duke University regarding a renegotiated, restructured or new written agreement or arrangement with Duke University related to the AIR001 Program Agreement.

Article 6

CONDITIONS TO THE MERGER

6.1Conditions To Obligation Of Each Party To Effect The Merger.  The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(b)Governmental Approvals.  Any waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(c)Stockholder Approvals.  This Agreement will have been duly adopted and the Merger will have been duly approved by the Required Company Stockholder Vote and the Parent Stockholder Approval Matters will have been duly adopted and approved by the Parent Stockholder Approval.

(d)Form S-4.  The Form S-4 Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e)Stock Exchange Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE MKT, subject to official notice of issuance.

6.2Additional Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are also subject to the following conditions:

(a)Representations and Warranties.  The representations and warranties of Company (i) set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect; provided that, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of

Company contained in this Agreement will be disregarded.  Parent will have received a certificate to such effect signed by an officer of Company.  For purposes of clarity, the transactions contemplated by Article 1 of this Agreement shall not constitute a breach of the representations and warranties of Company set forth in Section 2.2 (Capital Structure).

(b)Agreements and Covenants.  Company will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.  Parent will have received a certificate to such effect signed by and officer of Company.

(c)Company Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company or any Subsidiary of Company having, individually or in the aggregate, a Company Material Adverse Effect that is continuing.

(d)FIRPTA Certificate. Parent will have received from Company applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of Company after the Closing, and (ii) a FIRPTA Notification Letter, in substantially the form of Exhibit F attached hereto, dated as of the Closing Date and executed by Company.

(e)Dissenting Shares.  The holders of no more than five percent (5%) of the shares of Company Capital Stock on an as-converted to Company Common Stock basis will have demanded and not lost or withdrawn appraisal rights.

(f)Allocation Certificate.  The Chief Financial Officer of Company will have executed and delivered to Parent the Allocation Certificate.

(g)Company Board of Directors Resignation Letters.  Parent will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Company and each of its Subsidiaries contemplated by Section 5.11, pursuant to which each such person will resign as a member of the board of directors of Company immediately following the Effective Time.

(h)Preferred Stock Conversion. Company shall have effected a conversion of all shares of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

6.3Additional Conditions to Obligations Of Company.  The obligation of Company to effect the Merger is also subject to the following conditions:

(a)Representations and Warranties.  The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Parent Material Adverse Effect; provided that, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement will be disregarded.  Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(b)Agreements and Covenants.  Parent and Merger Sub will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time.  Company will have received a certificate to such effect signed by an officer of Parent.

(c)Parent Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect, that is continuing.

(d)Parent Board of Directors Resignation Letters.  Company will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Parent contemplated by Section 5.11 and each of the Parent Subsidiaries, as applicable, pursuant to which each such person will resign as a member of the board of directors of Parent immediately following the Effective Time.

(e)Company Appointees.  Each of the Company Appointees shall have been duly elected to the board of directors of Parent.

(f)Hercules Debt. Unless otherwise agreed to between Parent and the Company, Parent shall have entered into an amendment to the Hercules Agreement in accordance with the terms set forth on Schedule 6.3(f) and such amendment shall not contain any other material terms not reflected on Schedule 6.3(f) without the consent of the Company which consent, if required, shall not be unreasonably withheld (the “Hercules Extension”).

(g)Reverse Split. The Reverse Split shall have become effective.

Article 7

TERMINATION

7.1Termination.  This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:

(a)by mutual written consent of Company and Parent duly authorized by each of their respective boards of directors;

(b)by either Parent or Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Merger to occur on or before such date); provided, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the End Date, then either Parent or Company shall be entitled to extend the End Date for an additional sixty (60) days;

(c)by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)by  Parent if the Required Company Stockholder Vote shall not have been obtained by the Company Vote Deadline; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 7.1(d); provided, further, that the right to terminate this Agreement under this Section 7.1(d) will not be available if Parent’s failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Required Company Stockholder Vote to be obtained at or before such time);

(e)by either Parent or Company, if the Parent Stockholder’s Meeting shall have been held (subject to any adjournment or postponement permitted by Section 5.3(a)) and the Parent Stockholder Approval

contemplated by this Agreement will not have been obtained thereat (provided that the right to terminate this Agreement under this Section 7.1(e) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Parent Stockholder Approval to be obtained thereat);

(f)by Company (at any time prior to the approval of the Merger and the issuance of Parent Common Stock in the Merger by the Parent Stockholder Approval) if a Parent Triggering Event shall have occurred;

(g)by Parent (at any time prior to the approval of the Merger by the Required Company Stockholder Vote) if an Company Triggering Event shall have occurred;

(h)by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.1(h) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(h); provided, further that no termination may be made pursuant to this Section 7.1(h) solely as a result of the failure of Company to obtain the Required Company Stockholder Vote (in which case such termination must be made pursuant to Section 7.1(d)); and

(i)by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.1(i) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(i); provided, further that no termination may be made pursuant to this Section 7.1(i) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(e)).

7.2Effect Of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Article 8 hereof and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.2, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement).  No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article 7 and Article 8, survive termination of this Agreement in accordance with its terms.

7.3Expenses; Termination Fees.

(a)Except as set forth in this Section 7.3, all Transaction Costs incurred in connection with this Agreement and the Transactions will be paid by the party incurring such Transaction Costs, whether or not the Merger is consummated; provided, however, that if the Merger is consummated, such Transactions Costs of Parent will be paid by Parent.

(b)In the event that either:

(i)(A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(e) or 7.1(i), (B) at any time before such termination and before the Parent Stockholders’ Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent’s Board of

Directors or to Parent Stockholders generally and (C) within nine (9) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or

(ii)this Agreement is terminated by the Company pursuant to Section 7.1(f);

then Parent shall, subject to the terms of Section 7.3(d), pay to Company or its designee(s) a nonrefundable fee in an amount equal to $1,800,000 (the “Parent Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) above, within two (2) Business Days of the date of termination of this Agreement.

(c)In the event that either:

(i)(A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(d) or 7.1(h), (B) at any time before such termination and before the earlier of the Parent Stockholders’ Meeting or the delivery of the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company’s Board of Directors or to Company Stockholders generally and (C) within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or

(ii)this Agreement is terminated by the Parent pursuant to Section 7.1(g);

then the Company shall, subject to the terms of Section 7.3(f), pay to Company or its designee(s) a nonrefundable fee in an amount equal to $2,500,000 (the “Company Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) above, within two (2) Business Days of the date of termination of this Agreement.

(d)If this Agreement is terminated by Company pursuant to Sections 7.1(e)  or 7.1(i), or if this Agreement is terminated by Parent pursuant to Section 7.1(e) or 7.1(b) (but only if at such time the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(e) or 7.1(i)),  then Parent shall reimburse Company for all reasonable fees and expenses  incurred by Company in connection with  this Agreement and the Transactions, including without limitation (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the Transactions (such expenses, including (x) and (y) above, collectively, the “Third Party Expenses”), up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses. Notwithstanding the foregoing, if Company is entitled to reimbursement for Third Party Expenses and the Company Termination Fee, Parent’s liability shall be capped at an amount equal to the Company Termination Fee and in no event shall Parent be required to pay Company any amount in excess of the Company Termination Fee in the event of termination of this Agreement.

(e)If this Agreement is terminated by Parent pursuant to Sections 7.1(d)  or 7.1(h), or if this Agreement is terminated by the Company pursuant to Section 7.1(d) or 7.1(b) (but only if at such time Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(d) or 7.1(h)), then Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $250,000 (the “Parent Expense Reimbursement ”), by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to Company true and correct copies of reasonable  documentation supporting such Third Party Expenses; Notwithstanding the foregoing, if Parent is entitled to the Parent Expense Reimbursement and the Parent Termination Fee, Company’s liability shall be capped at an amount equal to the Parent Termination Fee and in no event shall Company be required to pay Parent any amount in excess of the Parent Termination Fee in the event of termination of this Agreement.

(f)If either Party fails to pay when due any amount payable by such Party under  Section 7.3(b) , (c)  or (d) , then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 7.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g)The Parties agree that the payment of the fees and expenses set forth in this Section 7.3, subject to Section 7.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 7.3, it being understood that in no event shall either Parent or Company be required to pay fees or damages payable pursuant to this Section 7.3 on more than one occasion. Subject to Section 7.2, the payment of the fees and expenses set forth in this Section 7.3, and the provisions of Section 8.9, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Merger and the other Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the Merger, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Article 8

GENERAL PROVISIONS

8.1Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received:  (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time), when transmitted; (c) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

(a)If to Parent or Merger Sub:

Mast Therapeutics, Inc.
3611 Valley Centre Drive, #500

San Diego, CA 92130 Attn: Brian Culley
E-Mail: BCulley@mastthera.com

With a copy to:

Mast Therapeutics, Inc.
3611 Valley Centre Drive, #500

San Diego, CA 92130
Attn: Shana Hood
E-Mail: SHood@mastthera.com

DLA Piper LLP (US)
4365 Executive Drive
11th Floor
San Diego, CA 92130
Attn.:  Michael Kagnoff
E-Mail:  michael.kagnoff@dlapiper.com

and:

DLA Piper LLP (US)
4365 Executive Drive
11th Floor
San Diego, CA 92130
Attn.:  Larry W. Nishnick
E-Mail:  larry.nishnick@dlapiper.com

(b)If to Company:

Savara Inc.

900 South Capital of Texas Highway
Number 150
Austin, TX 78746

Attention: Rob Neville

Email: rob.neville@savarapharma.com

With a copy to:

Wilson Sonsini Goodrich & Rosati P.C.
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746
Attention: J. Robert Suffoletta, Jr. Email: rsuffoletta@wsgr.com and:

Wilson Sonsini Goodrich & Rosati P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, CA 94105-1126
Attention: Robert T. Ishii Email: rishii@wsgr.com

8.2Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Required Company Stockholder Vote or the Parent Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.3Headings.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.4Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

8.5Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

8.6Successors and Assigns.  This Agreement will be binding upon:  (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); and (d) the Company Stockholders.  This Agreement will inure to the benefit of:  (i) Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnified Persons; and (v) the respective successors and assigns (if any) of the foregoing.  No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

8.7Parties In Interest.  This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).

8.8Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound.

8.9Remedies Cumulative; Specific Performance.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.  Each party to this Agreement agree that, in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement:  (a) such party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to:  (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

8.10Governing Law; Venue; Waiver of Jury Trial.

(a)This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or, if jurisdiction over the matter is vested exclusively in the federal courts, the United States District Court for the District of Delaware.  Each party to this Agreement:  (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of such court (and each appellate court therefrom) in connection with any such action, suit or Legal Proceeding; (ii) agrees that such court will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

8.11Counterparts and Exchanges by Electronic Transmission or Facsimile.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

8.12Attorney Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.13Cooperation.  In further of, and not in limitation of, any other provision of this Agreement, each party hereto agrees to cooperate fully with the other parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties hereto to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

8.14Non-Survival of Representations, Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time.

8.15Construction.

(a)For purposes of this Agreement, whenever the context requires:  the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b)The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Rob Neville, Chris Marich, Taneli Jouhikainen and David Lowrance, and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.  The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Brian Culley, Brandi Roberts and Shana Hood, and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

VICTORIA MERGER CORP.

By:	/s/ Brian Culley
Name:	Brian Culley
Title:	CEO

VICTORIA MERGER CORP.

By:	/s/ Brian Culley
Name:	Brian Culley
Title:	CEO

SAVARA INC

By:	/s/ Rob Neville
Name:	Rob Neville
Title:	CEO

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” mean Company and its direct and indirect Subsidiaries.

“Acquiring Companies” mean Parent and its direct and indirect Subsidiaries.

“Acquisition Proposal” means any offer, proposal or indication of interest contemplating or which would reasonably be interpreted to be lead to the contemplation of an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a)any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement);

(b)any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries); or

(c)any liquidation or dissolution of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).

“Affiliates” mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“AIR001 Program” means the Acquiring Companies’ program of development of sodium nitrite solution for intermittent inhalation for the treatment of heart failure with preserved ejection fraction.

“AIR001 Program Agreement” means that certain Investigator-Sponsored Clinical Study and Research Agreement between Aires and Duke University, dated March 3, 2016.

“ATM Program” means the “at the market,” or ATM, equity offering program, pursuant to which Parent may sell up to an aggregate gross sales proceeds of up to $17 million, from time to time, pursuant to the sales agreement by and between Parent and Cowen and Company, LLC, as sales agent.

“Board Recommendation” mean the Company Board Recommendation or the Parent Board Recommendation, as applicable.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in San Diego, California or Austin, Texas are authorized or required by applicable Legal Requirements to close.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Common Stock of the Company, par value $0.001.

“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to Parent on the date of this Agreement.

“Company IP Rights” mean all IP Rights owned solely or co-owned by an Acquired Company or in which an Acquired Company has any right, title or interest and which are used by an Acquired Company in the ordinary course of its business.

“Company Material Adverse Effect” means any effect, change, event or circumstance (an “Effect”) that (a) has a material adverse effect on the business, financial condition, operations or results of operations of the Acquired Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect:  Effects resulting from (i) conditions generally affecting the industries in which the Acquired Companies participate or the United States or global economy or capital markets as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any Effect causing or contributing to such failures to meet projections or predictions may, if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred), (iii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (iv) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, and with respect to items (i), (iii) and (iv), only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents the Company from consummating the Merger.

“Company Option” means an option to purchase shares of Company Capital Stock.

“Company Option Plan” means the Company’s Stock Option Plan with an effective date of February 15, 2008.

“Company Preferred Stock” means the Company’s Series A, Series B and Series C Preferred Stock, collectively.

“Company Restricted Share” means a share of Company Capital Stock that is subject to repurchase by the Company pursuant to restricted stock or similar agreements with the Company.

“Company Stockholders” mean the holders of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Triggering Event” shall be deemed to have occurred if: (i) a Company Change of Recommendation shall have occurred, (ii) the Board of Directors of Company shall have failed to recommend that Company’s stockholders vote to approve the Company Stockholder Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (iii) Company shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Company Board Recommendation; (iv) the Board of Directors of Company shall have approved, endorsed or recommended any Acquisition Proposal; (v) Company shall have entered into any binding letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a Post-Closing Financing, Refinancing or confidentiality agreement permitted pursuant to Section 5.12); (vi) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal with respect to the Company (other than a Post-Closing Financing) shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of the Company shall have failed to recommend that Company’s stockholders reject such transaction and reaffirmed the Company Board Recommendation or (vii) the Company or any director, officer or agent of Company shall have willfully and intentionally breached the provisions set forth in Section 5.12 of the Agreement prior to the effective and irrevocable adoption of the Company Stockholder Written Consent.

“Company Warrant” means a warrant to purchase shares of Company Capital Stock.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Contract” means any written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Dilutive ATM Issuance” shall mean any issuance of shares of Parent Common Stock under the ATM Program to the extent the proceeds of such issuance are required to be included in the calculation of Net Cash in order for Net Cash as of the Effective Time, as determined in accordance with Section 1.10, to not be less than the Net Cash Threshold.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).  For the avoidance of doubt, Encumbrance does not include Out-Licenses.

“End Date” means the date that is six (6) months after the date of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Exchange Ratio” means the ratio set forth below, with such ratio being calculated to the nearest 1/10,000 of a share:

The quotient obtained by dividing (A) Company Merger Shares by (B) Company Outstanding Shares, where

“Aggregate Value” means $151,500,000.

“Company Allocation Percentage” means 100% minus the Parent Allocation Percentage.

“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as converted to Company Common Stock basis, assuming, without duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all shares of Company Preferred Stock into shares of Company Common Stock at the applicable conversation ratio as of the Closing Date, (iii) the conversion of all shares of Company Restricted Shares into restricted shares of Company Common Stock (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Company Common Stock or Company Preferred Stock, including all outstanding convertible promissory notes or other Debt instruments convertible into Company Common Stock (for the avoidance of doubt, to the extent the number of shares of Company Capital Stock into such which such securities, notes or other instruments are convertible is not specified or otherwise known as of the Effective Time pursuant to the terms of such securities, notes or other instruments, such number shall be mutually determined in good faith by Parent and Company), and (v) the issuance of any shares of Company Common Stock or Company Preferred Stock (or any rights or other Contracts convertible into or exercisable for such shares) under any Contract or arrangement pursuant to which the Company may be or become obligated to issue such shares, whether or not such obligation are contingent or absolute; provided that no shares of Company Capital Stock issued, or issuable upon the conversion or exercise of any right or Contract issued or entered into, in connection with a Permitted Bridge Financing shall be included in the calculation of Company Outstanding Shares.

“Company Stipulated Value” means the quotient determined by dividing (i) the sum of $115,000,000, by (ii) the Company Outstanding Shares.

“Parent Allocation Percentage” means the quotient determined by dividing (i) the difference of $36,500,000 minus any Net Cash Adjustment Amount, as determined in accordance with Section 1.10, by (ii) the Aggregate Value.

“Parent Outstanding Shares” means, subject to Section 1.6(f), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, including any such shares issued in a Dilutive ATM Issuance, and after taking into account the effects of the Reverse Split (on an as converted to Parent Common Stock basis), assuming, without duplication, (i) the exercise of Parent Warrants issued and outstanding as of the date hereof representing the right to purchase an aggregate amount of 15,273,818 shares of Parent Common Stock, subject to a proportionate reduction in any amount included in such 15,273,818 shares as may occur pursuant to subjection (j) of the “Net Cash” definition, (ii) the exercise of Parent Options that will remain outstanding as of immediately following the Effective Time and that may continue to be exercisable on or after January 1, 2018, (iii) the exercise of all Parent Options or Parent Warrants or other securities convertible into or exercisable for shares of Parent Common Stock or Parent Preferred Stock issued or granted after the date hereof and outstanding as of immediately prior to the Effective Time, (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Parent Common Stock or Parent Preferred Stock (other than any Parent Options or Parent Warrants) and (v) the issuance of any shares of Parent Common Stock or Parent Preferred Stock or other equity securities (or any rights or other Contracts convertible into or exercisable for such shares or equity securities) under any Contract or arrangement pursuant to which Parent may be or become obligated to issue such shares or grant such rights, whether or not such obligations are contingent or absolute (other than any Parent Options or Parent Warrants); provided that the calculation of Parent Outstanding Shares shall not include any shares of Parent Capital Stock or other equity interests, or any rights to obtain any such shares or other equity interests, (x) issued in a Non-Dilutive Issuance or (y) issuable pursuant the terms of the SynthRX Agreement as of the date hereof. To the extent any portion of an issuance or series of issuances of shares of Parent Common Stock under the ATM Program could be characterized as either Dilutive ATM Issuances or Non-Dilutive ATM Issuances as a result of the fungibility of the proceeds therefrom, shares shall be allocated to the portion considered Dilutive ATM Issuances in the order of lesser proceeds-per-share to greater proceeds-per-share until, by including the proceeds received in respect of the shares so allocated in the calculation of Net Cash, the Net Cash as determined in accordance with Section 1.10 would equal the Net Cash Threshold, after which point all other such shares shall be considered Non-Dilutive ATM Issuances.

“Parent Stipulated Value” means the quotient determined by dividing (i) $36,500,000 minus any  Net Cash Adjustment Amount as determined in accordance with Section 1.10 by (ii) the Parent Outstanding Shares.

“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

“Excluded Contracts” means (i) any non-exclusive Contract concerning “off-the-shelf” or similar computer software that is available on commercially reasonable terms, (ii) standard non-disclosure, confidentiality and material transfer Contracts granting non-exclusive rights to IP Rights and entered into in the Ordinary Course of Business, (iii) Contracts that have expired on their own terms or were terminated and for which there are no material outstanding obligations, and (v) purchase orders and associated terms and conditions for which the underlying goods or services have been delivered or received.

“FDA” means the United States Food and Drug Administration.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Governmental Body” means any:  (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Hercules” means Hercules Technology III and L.P., Hercules Capital, Inc.

“Hercules Agreement” means that certain Loan and Security Agreement, dated August 11, 2015, as amended by the First Amendment thereto dated September 28, 2015, the Second Amendment thereto dated December 31, 2015, the Third Amendment thereto dated February 25, 2016, and the Fourth Amendment thereto dated July 22, 2016, by and between Hercules and Parent.

“Hercules Debt” means the aggregate amount of all Indebtedness and other obligations of Parent under the Hercules Agreement, including all principal, prepayment premiums, penalties and any other fees and expenses required to satisfy such indebtedness and obligations, and all accrued interest or penalties on any of the foregoing, in each case, as of immediately prior to the Closing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) all obligations for borrowed money and advancement of funds; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, contracts or arrangements (whether or not convertible), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held by a third party in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”); (iv) all obligations arising out of any financial hedging, swap or similar arrangements; (v) all obligations as lessee that would be required to be capitalized in accordance with GAAP, whether or not recorded; (vi) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; (vii) interest payable with respect to Indebtedness referred to in clause (i) through (vi), and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (vii) were prepaid, extinguished, unwound and settled in full as of such specified date.  For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date

“IP Rights” mean any and all of the following in any country or region:  (a) Copyrights, Patent Rights, Trademark Rights, domain name registrations, Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” mean any federal, state, local, municipal, foreign or other law, statute, constitution, controlling principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Lock-up Agreement Signatories” means those Persons set forth on Schedule A.

“Merger Sub Common Stock” means the Common Stock, $0.001 par value per share, of the Merger Sub.

“Net Cash” means, without duplication, Parent’s and its Subsidiaries’ (a) unrestricted cash, cash equivalents and short term marketable securities (including any Vepoloxamer Asset Sale Net Cash), minus (b) any Indebtedness (excluding all Hercules Debt) minus (c) $1,771,000 of Hercules Debt minus (d) any bonus, severance, change-in-control payments or similar payment obligations that become due or payable, or are planned with respect to, to any director, officer, employee or consultant of the Acquiring Companies in connection with the Transactions relating to terminations of service prior to the Effective Time (unless paid prior to the Effective Time), minus (e) all payroll, employment or other withholding Taxes incurred by Parent and its Affiliates in connection with this Agreement and the Transactions or otherwise, minus (f) all accrued Taxes and other liabilities (including any Taxes attributable to the Vepoloxamer Asset Sale) and accounts payable determined in a manner consistent with the manner in which such items have been historically determined and reflected in Parent’s financial statements (without duplication of any items otherwise accounted for in the definition of Net Cash), minus (g) if Parent has not secured a subtenant for its office space (3611 Valley Centre Drive, Suite 500, San Diego 92130) providing for payment by such subtenant at subtenant market rental rates prior to the Effective Time, $250,000, minus (h) Parent Transaction Costs (unless paid prior to the Effective Time or otherwise accounted for in the definition of Net Cash), minus (i) fees and expenses payable by Parent pursuant to Section 1.10(e) in the event the parties have engaged an accounting firm to resolve a disagreement as to the Net Cash calculation minus (j) the cash cost of repurchasing any shares, or any rights with respect to shares, of Parent Capital Stock, solely to the extent that Parent is obligated to purchase such shares or rights and the purchase price for such shares or rights has not been fully paid by Parent as of the Determination Date. Notwithstanding the foregoing, any of the items set forth in the preceding subsections (b), (c), (d) and (f) shall not be included in the calculation of Net Cash to the extent neither Parent nor any of its Subsidiaries is or may become obligated to make payments in respect thereof prior to the one year anniversary of the Closing Date. For the avoidance of doubt, the preceding sentence shall not be deemed to limit or modify the terms of or restrictions contained in Section 4.2.

“Net Cash Adjustment Amount” means the sum of the amount, if any, by which the Net Cash Threshold is greater than the Net Cash, as determined in accordance with Section 1.10.

“Net Cash Threshold” means zero dollars ($0.00).

“Non-Dilutive ATM Issuance” shall mean any issuance of shares of Parent Common Stock under the ATM Program to the extent the proceeds of such sale are not required to be included in the calculation of Net Cash in order for Net Cash as of the Effective Time, as determined in accordance with Section 1.10, to not be less than the Net Cash Threshold.

“NYSE MKT” means The NYSE MKT, LLC.

“Order” means any order, writ, injunction, judgment or decree.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of this Agreement.

“Parent IP Rights” mean all IP Rights related to the AIR001 Program owned solely or co-owned by Parent or in which Parent has any right, title or interest.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, (a) has a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect:  Effects resulting (i) from conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole; (ii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iii) any failure by Parent or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; and (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, and with respect to items (i), (iv) and (v), only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents Parent or Merger Sub from consummating the Merger.

“Parent Stock Option Plans” mean the Parent 2005 Equity Incentive Plan and 2008 Omnibus Incentive Plan, Amended and Restated 2008 Omnibus Incentive Plan, 2013 Omnibus Incentive Plan, 2014 Omnibus Incentive Plan and 2015 Omnibus Incentive Plan.

“Parent Transactions” means the Transactions, other than any Permitted Bridge Financing, Post-Closing Financing or Refinancing.

“Parent Triggering Event” shall be deemed to have occurred if: (i) a Parent Change of Recommendation shall have occurred (ii) the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Company the Parent Board Recommendation; (iii) Parent shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Parent Board Recommendation; (iv) Parent shall have failed to hold the Parent Stockholders’ Meeting within sixty (60) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such sixty (60) day period shall be tolled for the earlier of sixty (60) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (v) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (vi) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.13); (vii) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal with respect of Parent (other than a Post-Closing Financing) shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders reject such transaction and reaffirmed the Parent Board Recommendation or (viii) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 5.13 prior to the acquisition of the Parent Stockholder Approval.

“Parent Unaudited Interim Balance Sheet” means the balance sheet included in Parent’s Form 10-Q for the period ended September 30, 2016.

“Parent Warrant” means any warrant to purchase shares of Parent Capital Stock.

“Patent Rights” mean all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Bridge Financing” shall mean the sale and issuance of debt or equity securities by the Company to former or existing stockholders or other investors or their respective Affiliates in the Company or its Subsidiaries in an amount not to exceed $10,000,000 without the prior written consent of Parent.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate Legal Proceedings or that may thereafter be paid without penalty; (ii) statutory Liens of landlords or lessors under rental agreements for amounts not delinquent, (iii) mechanics’, carriers’, warehousemen’s, workers’, repairers’ and similar Liens imposed by applicable Law or arising or incurred in the ordinary course of business consistent with past practice with respect to amounts not yet due and payable or being contested in good faith by appropriate Legal Proceedings; (iv) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; and (v) licenses and other similar rights granted and obligations incurred in the ordinary course of business consistent with past practice that are not material to the operation of the applicable business, (vi) Liens or encumbrances of record affecting any owned or leased real property, any matters that would be disclosed by a survey of any owned or leased real property and any zoning, land use, covenants, conditions and restrictions or similar matters affecting any owned or leased real property, in each case that would not be reasonably likely to materially interfere with the present use or occupancy of such real property.

“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.

“Post-Closing Financing” means any investment or financing by any third party which contemplates the sale or issuance of debt or equity securities of Parent or any of its Subsidiaries  (including securities convertible, exercisable or exchangeable into such debt or equity securities) contemporaneous with or following the consummation of the Merger.

A party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other controlled Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other controlled Affiliates.

“Proxy Statement/Prospectus/ Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Company’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Company Stockholder Written Consent) and to Parent’s stockholders in connection with the Parent’s Stockholders’ Meeting.

“SEC Documents” mean each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since the Lookback Date, including all amendments thereto.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Subsequent Transaction” shall mean any Acquisition Transaction, with all references to 15% in the definition of Acquisition Proposal being treated as references to 50%.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) the terms of which the board of directors of either Parent or Company, as applicable, determines, in its reasonable judgment after consulting in good faith with an independent financial advisor and its outside legal counsel, to be more favorable to its stockholders from a financial point of view than the terms of the Merger, as well as the likelihood of the consummation thereof, which consideration shall include whether any financing is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

“SynthRX Agreement” means the Agreement and Plan of Merger, dated February 12, 2011, by and among Parent, SRX Acquisition Corporation, SynthRx, Inc. and the stockholders’ agent.

“Tax” and “Taxes” mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” mean trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Trademark Rights” mean all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application.

“Transaction Costs” means the aggregate amount of costs and expenses of a Person or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions, including (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or any of its Subsidiaries and any transaction bonuses or similar items in connection with the Transactions, including any Vepoloxamer Asset Sale, (b) any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Transactions) that become due or payable to any director, officer, employee or consultant of such Person in connection with the consummation of the Transactions, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Transactions, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, in each case with respect to the foregoing matters (a)-(c), to the extent unpaid; provided, (i) with respect to Parent, Transaction Costs will (A) include the out of pocket costs of (x) any insurance tail policies that may be purchased by Parent relating to insurance policies held by it prior to the Closing (including all premiums payable in connection therewith) and, for clarity, shall not include the cost of any insurance tail policies of Company or the costs of Parent after the Effective Time for coverage of Parent’s then-serving directors or other insurance policies of Parent on or after the Effective Time and (y) incurred in connection with Parent obtaining the Hercules Extension; and (B) exclude any reasonably incurred out of pocket costs and expenses incurred in connection with (x) any Permitted Bridge Financing or Post-Closing Financing, (y) any fees to the extent paid in connection with a Refinancing (which, for the avoidance of doubt, shall not include any fees or portion thereof to the extent paid in order to obtain the Hercules Extension)  and (z) any items otherwise accounted for in the definition of Net Cash; and (ii) Parent and Company shall share equally all out of pocket costs and expenses, other than attorneys’, accountants’ and other similar service provider’s fees and expenses, incurred in relation to (A) the filings by the Parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the Transactions; (B) the filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and any related registration fees and the printing and delivery of such documents to the Parties’ stockholders; and (C) any fees incurred in connection with obtaining NYSE MKT approval for the merger, the name and ticker symbol changes, and the listing of the shares of Parent Common Stock to be issued, to the extent contemplated by this Agreement.

“Vepoloxamer Asset Sale” means any sale, lease, exchange, transfer, license, acquisition or disposition of any vepoloxamer assets of Parent, or any related IP Rights, to any unaffiliated third party outside the normal course of business with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), the terms of which are negotiated and consummated on a commercially reasonable, arms-length basis and which does not impose any post-closing indemnification or other material post-closing obligations upon Parent or any of its Subsidiaries (including, following the Closing, the Company).

“Vepoloxamer Asset Sale Net Cash” means all cash and cash equivalents actually received by Parent in connection with any Vepoloxamer Asset Sale prior to the Effective Time.

“Voting Agreement Signatories” mean:  (a) means those Persons set forth on Schedule B; and (b) each of the directors and officers of Company and Parent.

Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“Acceptable Company Confidentiality Agreement”	Section 5.12(a)
“Acceptable Parent Confidentiality Agreement”	Section 5.13(a)
“Accounting Firm”	Section 1.10(e)
“Agreement”	Preamble
“Allocation Certificate”	Section 5.19
“Anticipated Closing Date”	Section 1.10(a)
“Certificate of Merger”	Section 1.2
“Certifications”	Section 3.5(a)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“COBRA”	Section 2.12(f)
“Code”	Recitals
“Company 401(k) Plan”	Section 5.21
“Company Appointees”	Section 5.11
“Company Balance Sheet”	Section 2.5(a)
“Company Board Recommendation”	Section 5.2(b)
“Company Change in Recommendation”	Section 5.2(c)
“Company Contract”	Section 2.16(b)
“Company Disclosure Schedule”	Article 2
“Company Employee Plans”	Section 2.12(a)
“Company Environmental Permits”	Section 2.14(c)
“Company Financials”	Section 2.5(a)
“Company Intervening Event”	Section 5.2(c)
“Company Owned IP Rights”	Section 2.8(d)
“Company Permits”	Section 2.9(b)
“Company Stock Certificate”	Section 1.9
“Company Stockholder Matters”	Section 5.2(a)
“Company Stockholder Written Consent”	Section 5.2(a)
“Company Termination Fee”	Section 7.3(c)
“Company Voting Agreements”	Recitals

Defined Word	Section of Agreement
“Company”	Preamble
“Confidentiality Agreement”	Section 5.4
“D&O Indemnified Party”	Section 5.6(a)
“Delaware Law”	Section 1.1
“Determination Date”	Section 1.10(a)
“Determination Letter”	Section 2.12(b)
“Dispute Notice”	Section 1.10(b)
“Dissenting Shares”	Section 1.7
“Effective Time”	Section 1.2
“ERISA Affiliate”	Section 2.12(a)
“ERISA”	Section 2.12(a)
“Exchange Act”	Section 2.3(d)
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“Exchange Ratio Announcement”	Section 5.1(d)
“GAAP”	Section 2.5(a)
“Hazardous Material Activities”	Section 2.14(b)
“Hazardous Material”	Section 2.14(a)
“Hercules Extension”	Section 6.3(f)
“Hercules Refinancing”	Section 5.25
“HIPAA”	Section 2.12(f)
“HMO”	Section 2.12(k)
“Insurance Policies”	Section 2.18(a)
“knowledge of Company”	Section 8.15(e)
“knowledge of Parent”	Section 8.15(e)
“Liability”	Section 2.5(d)
“Lock-up Agreements”	Recitals
“Lookback Date”	Section 2.5(c)
“Merger Consideration”	Section 1.6(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Net Cash Calculation”	Section 1.10(a)
“Net Cash Schedule”	Section 1.10(a)
“NYSE MKT Listing Application”	Section 5.29
“Out Licenses”	Section 2.8(c)
“Parent Amended and Restated Charter”	Section 1.4(c)
“Parent Board Recommendation”	Section 5.3(b)
“Parent Change in Recommendation”	Section 5.3(c)
“Parent Common Stock”	Section 1.6(a)
“Parent Contract”	Section 3.14(b)
“Parent Employee Plans”	Section 3.12(a)
“Parent Expense Reimbursement ”	Section 7.3(e)
“Parent Financials”	Section 3.5(f)
“Parent Intervening Event”	Section 5.3(c)
“Parent Owned IP Rights”	Section 3.8(a)
“Parent Permits”	Section 3.9(b)
“Parent Preferred Stock”	Section 3.2(a)
“Parent SEC Documents”	Section 3.5(a)
“Parent Stockholder Approval Matters”	Section 5.3(a)
“Parent Stockholder Approval”	Section 3.3(a)
“Parent Stockholders’ Meeting”	Section 5.3(a)
“Parent Termination Fee”	Section 7.3(b)
“Parent Voting Agreements”	Recitals
“Parent”	Preamble
“Party” or “Parties”	Preamble

Defined Word	Section of Agreement
“Pre-Closing Period”	Section 4.1
“Preferred Stock Conversion”	Section 6.2(h)
“Refinancing”	Section 5.23(a)
“Required Company Stockholder Vote”	Section 2.3(a)
“Response Date”	Section 1.10(b)
“Reverse Split ”	Section 5.27
“SEC”	Section 2.3(d)
“SEC Website”	Section 3.5(a)
“Surviving Corporation”	Section 1.1
“Third Party Expenses”	Section 7.3(d)
“Transactions”	Recitals
“Voting Agreements”	Recitals

Exhibit A – Lock-Up Agreement Signatories

Parent Signatories

Brian Culley

Shana Hood

Brandi Roberts

Howard Dittrich

Peter Greenleaf

Matthew Pauls

David Ramsay

Company Signatories

Rob Neville

Nevan Elam

Rick Hawkins

Joe McCracken

Yuri Pikover

Taneli Jouhikainen

Chris Marich

Dave Lowrance

Serendex A/S

Exhibit B – Voting Agreement Signatories

Parent Signatories

Brian Culley

Shana Hood

Brandi Roberts

Howard Dittrich

Peter Greenleaf

Matthew Pauls

David Ramsay

Company Signatories

Rob Neville

Nevan Elam

Rick Hawkins

Joe McCracken

Yuri Pikover

Taneli Jouhikainen

Chris Marich

Dave Lowrance

Serendex A/S